FORM 6 - K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934
As of 2/22/2011
Ternium S.A.
(Translation of Registrant’s name into English)
Ternium S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s consolidated financial statements as of December 31, 2010.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By:	/s/ Pablo Brizzio	By:	/s/ Daniel Novegil

	Name: Pablo Brizzio		Name: Daniel Novegil
	Title: Chief Financial Officer		Title: Chief Executive Officer
Dated: February 22, 2011

TERNIUM S.A.
CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009 and
for the years ended December 31, 2010, 2009 and 2008
46a, Avenue John F. Kennedy, 2nd floor
L – 1855
R.C.S. Luxembourg: B 98 668

TERNIUM S.A.
Index to financial statements
Consolidated Financial Statements

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2010 and 2009 and
for the years ended December 31, 2010, 2009 and 2008
(All amounts in USD thousands)
CONSOLIDATED INCOME STATEMENT

		Year ended December 31,
	Notes	2010	2009	2008
Continuing operations
Net sales		7,382,004	4,958,983	8,464,885
Cost of sales	6	(5,665,254)	(4,110,370)	(6,128,027)

Gross profit		1,716,750	848,613	2,336,858

Selling, general and administrative expenses	7	(665,306)	(531,530)	(669,473)
Other operating income (expenses), net	9	2,493	(20,700)	8,662

Operating income		1,053,937	296,383	1,676,047

Interest expense		(72,969)	(105,810)	(136,111)
Interest income		27,347	21,141	32,178
Interest income — Sidor financial asset	29	61,012	135,952	—
Other financial income (expenses), net	10	115,112	81,639	(693,192)

Equity in earnings of associated companies	14	1,688	1,110	1,851

Income before income tax expense		1,186,127	430,415	880,773

Income tax (expense) benefit
Current and deferred income tax expense	11	(406,657)	(91,314)	(258,969)
Reversal of deferred statutory profit sharing	4 (m)	—	—	96,265

Income from continuing operations		779,470	339,101	718,069

Discontinued operations
Income from discontinued operations	29	—	428,023	157,095

Profit for the year		779,470	767,124	875,164

Attributable to:
Equity holders of the Company	28	622,076	717,400	715,418
Non-controlling interest		157,394	49,724	159,746

		779,470	767,124	875,164

Weighted average number of shares outstanding	28	2,004,743,442	2,004,743,442	2,004,743,442

Basic and diluted earnings per share (expressed in USD per share) for profit:

- From continuing operations attributable to the equity holders of the Company		0.31	0.15	0.27

- From discontinued operations attributable to the equity holders of the Company		—	0.21	0.09

- For the year attributable to the equity holders of the Company		0.31	0.36	0.36
The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2010 and 2009 and
for the years ended December 31, 2010, 2009 and 2008
(All amounts in USD thousands)
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year ended December 31,
	2010	2009	2008

Profit for the year	779,470	767,124	875,164

Other comprehensive income:

Currency translation adjustment	35,915	(93,922)	(502,996	)(1)
Changes in the fair value of derivatives classified as cash flow hedges	14,729	35,881	(82,574)
Income tax relating to cash flow hedges	(4,419)	(9,112)	23,121

Other comprehensive income (loss) for the year, net of tax	46,225	(67,153)	(562,449)

Total comprehensive income for the year	825,695	699,971	312,715

Attributable to:
Equity holders of the Company	684,635	698,789	244,927
Non-controlling interest	141,060	1,182	67,788

	825,695	699,971	312,715

(1)	Includes an increase of USD 151.5 million corresponding to the currency translation adjustment from discontinued operations. See note 29 (ii).
The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2010 and 2009 and
for the years ended December 31, 2010, 2009 and 2008
(All amounts in USD thousands)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Notes	December 31, 2010		December 31, 2009
ASSETS
Non-current assets
Property, plant and equipment, net	12	4,262,896		4,040,415
Intangible assets, net	13	1,129,348		1,085,412
Investments in associated companies	14	8,212		6,577
Sidor financial asset	29 (ii)	74,549		—
Other investments	15	35,575		16,414
Deferred tax assets	23	12,387		—
Receivables, net	16	56,471	5,579,438	101,317	5,250,135

Current assets
Receivables	17	94,573		136,300
Derivative financial instruments	25	212		1,588
Inventories, net	18	1,953,390		1,350,568
Trade receivables, net	19	663,502		437,835
Sidor financial asset	29 (ii)	183,439		964,359
Other investments	20	848,400		46,844
Cash and cash equivalents	20	1,779,416	5,522,932	2,095,798	5,033,292

Non-current assets classified as held for sale			9,961		9,246

			5,532,893		5,042,538

Total assets			11,112,331		10,292,673

EQUITY
Capital and reserves attributable to the company’s equity holders			5,880,740		5,296,342

Non-controlling interest			1,135,361		964,897

Total equity			7,016,101		6,261,239

LIABILITIES
Non-current liabilities
Provisions	21	16,144		18,913
Deferred income tax	23	877,742		857,297
Other liabilities	24	201,312		176,626
Derivative financial instruments	25	18,822		32,627
Borrowings	26	1,426,574	2,540,594	1,787,204	2,872,667

Current liabilities
Current tax liabilities		294,902		103,171
Other liabilities	24	123,610		57,021
Trade payables		588,086		412,967
Derivative financial instruments	25	35,955		46,083
Borrowings	26	513,083	1,555,636	539,525	1,158,767

Total liabilities			4,096,230		4,031,434

Total equity and liabilities			11,112,331		10,292,673

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2010 and 2009 and
for the years ended December 31, 2010, 2009 and 2008
(All amounts in USD thousands)
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to the Company’s equity holders (1)
		Initial
		public		Capital	Currency
	Capital	offering		stock issue	translation	Retained		Non-controlling	Total
	stock (2)	expenses	Reserves (3)	discount (4)	adjustment	earnings	Total	interest	Equity

Balance at January 1, 2010	2,004,743	(23,295)	1,726,216	(2,324,866)	(570,844)	4,484,388	5,296,342	964,897	6,261,239

Profit for the year						622,076	622,076	157,394	779,470
Other comprehensive income (loss) for the year:
Currency translation adjustment					53,412		53,412	(17,497)	35,915
Cash flow hedges, net of tax			9,147				9,147	1,163	10,310

Total comprehensive income for the year			9,147		53,412	622,076	684,635	141,060	825,695

Dividends paid in cash (5)			(100,237)				(100,237)		(100,237)
Dividends paid in cash by subsidiary companies								(38,304)	(38,304)
Contributions from non-controlling shareholders in consolidated subsidiaries (See Note 31)								4,900	4,900

Acquisition of business (See Note 3)								62,808	62,808

Balance at December 31, 2010	2,004,743	(23,295)	1,635,126	(2,324,866)	(517,432)	5,106,464	5,880,740	1,135,361	7,016,101

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 27 (iii).

(2)
The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD1.00 per share. As of December 31, 2010, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3)
Include legal reserve under Luxembourg law for USD 200.5 million, distributable reserves under Luxembourg law for USD 101.4 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (22.4) million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.5) million.

(4)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5)	Represents USD 0.05 per share (USD 0.50 per ADS)
Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 27 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2010 and 2009 and
for the years ended December 31, 2010, 2009 and 2008
(All amounts in USD thousands)
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to the Company’s equity holders (1)
		Initial
		public		Capital	Currency			Non-
	Capital	offering		stock issue	translation	Retained		controlling	Total
	stock (2)	expenses	Reserves	discount (3)	adjustment	earnings	Total	interest	Equity

Balance at January 1, 2009	2,004,743	(23,295)	1,702,285	(2,324,866)	(528,485)	3,766,988	4,597,370	964,094	5,561,464

Profit for the year						717,400	717,400	49,724	767,124
Other comprehensive income (loss) for the year
Currency translation adjustment					(42,359)		(42,359)	(51,563)	(93,922)
Cash flow hedges, net of tax			23,748				23,748	3,021	26,769

Total comprehensive income (loss) for the year			23,748		(42,359)	717,400	698,789	1,182	699,971

Acquisition of non-controlling interest (4)			183				183	(379)	(196)

Balance at December 31, 2009	2,004,743	(23,295)	1,726,216	(2,324,866)	(570,844)	4,484,388	5,296,342	964,897	6,261,239

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 27 (iii).

(2)
The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD1.00 per share. As of December 31, 2009, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(4)
On February 5, 2009, Ternium Internacional España S.L.U. acquired from its related company Siderca S.A.I.C., 53,452 shares of Siderar S.A.I.C., representing 0.015% of that company’s share capital, for an aggregate purchase price of USD 196 thousand. After this acquisition, Ternium increased its ownership in Siderar to 60.94%.

As permitted by IFRS 3, the Company accounted for this acquisition under the economic entity model, which requires that the acquisition of an additional equity interest in a controlled subsidiary be accounted for at its carrying amount, with the difference arising on purchase price allocation being recorded directly in equity.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 27 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2010 and 2009 and
for the years ended December 31, 2010, 2009 and 2008
(All amounts in USD thousands)
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to the Company’s equity holders (1)
		Initial
		public		Capital	Currency			Non-
	Capital	offering		stock issue	translation	Retained		controlling	Total
	stock (2)	expenses	Reserves	discount (3)	adjustment	earnings	Total	interest	Equity

Balance at January 1, 2008	2,004,743	(23,295)	1,946,963	(2,324,866)	(110,739)	2,959,874	4,452,680	1,805,243	6,257,923

Profit for the year						715,418	715,418	159,746	875,164
Other comprehensive loss for the year
Currency translation adjustment					(417,746)		(417,746)	(85,250)	(502,996)
Cash flow hedges, net of tax			(52,745)				(52,745)	(6,708)	(59,453)

Total comprehensive (loss) income for the year			(52,745)		(417,746)	715,418	244,927	67,788	312,715

Reversal of revaluation reserves related to discontinued operations (4)			(91,696)			91,696	—	—	—
Dividends paid in cash (5)			(100,237)				(100,237)		(100,237)
Dividends paid in cash by subsidiary companies								(19,595)	(19,595)
Non-controlling interest in discontinued operations								(889,342)	(889,342)

Balance at December 31, 2008	2,004,743	(23,295)	1,702,285	(2,324,866)	(528,485)	3,766,988	4,597,370	964,094	5,561,464

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 27 (iii).

(2)
The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD1.00 per share. As of December 31, 2008, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(4)
Corresponds to the reversal of the revaluation reserve recorded in fiscal year 2005, representing the excess of fair value over the book value of Ternium’s pre-acquisition interest in the net assets of Sidor.

(5)	Represents USD 0.05 per share (USD 0.50 per ADS)
Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 27 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2010 and 2009 and
for the years ended December 31, 2010, 2009 and 2008
(All amounts in USD thousands)
CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
	Notes	2010	2009	2008
Cash flows from operating activities
Income from continuing operations		779,470	339,101	718,069
Adjustments for:
Depreciation and amortization	12&13	383,300	385,105	413,541
Income tax accruals less payments	32 (b)	226,820	(49,342)	(88,511)
Equity in earnings of associated companies	14	(1,688)	(1,110)	(1,851)
Interest accruals less payments	32 (b)	(59)	10,706	(84,151)
Impairment charge	27 (ii)	—	27,022	—
Changes in provisions	21	5,543	4,614	2,358
Changes in working capital	32 (b)	(447,973)	635,179	(1,071,472)
Interest income — Sidor financial asset	29 (ii)	(61,012)	(135,952)	—
Net foreign exchange results and others		(77,576)	(53,565)	629,530

Net cash provided by operating activities		806,825	1,161,758	517,513

Cash flows from investing activities
Capital expenditures	12&13	(350,124)	(208,590)	(587,904)
Acquisition of business:
Purchase consideration	3	(75,000)	(196)	—
Cash acquired	3	6,593	—	—
(Increase) Decrease in other investments	15&20	(820,672)	43,163	(24,674)
Proceeds from the sale of property, plant and equipment		1,693	3,245	2,103
Proceeds from Sidor financial asset	29 (ii)	767,382	953,611	—
Dividends received from associated companies	14	302	—	—
Contributions in associated companies	14	(302)	—	—
Proceeds from the sale of discontinued operations	29 (i)	—	—	718,635
Discontinued operations	29 (iv)	—	—	242,370

Net cash (used in) provided by investing activities		(470,128)	791,233	350,530

Cash flows from financing activities
Dividends paid in cash to company’s shareholders		(100,237)	—	(100,237)
Dividends paid in cash by subsidiary companies		(38,304)	—	(19,595)
Contributions from non-controlling shareholders in consolidated subsidiaries		4,900	—	—
Proceeds from borrowings		35,441	219,037	519,809
Repayments of borrowings		(555,918)	(1,141,625)	(1,152,886)

Net cash used in financing activities		(654,118)	(922,588)	(752,909)

(Decrease) Increase in cash and cash equivalents		(317,421)	1,030,403	115,134
Movement in cash and cash equivalents
At January 1,		2,095,798	1,065,552	1,125,830
Effect of exchange rate changes		1,039	(157)	(17,518)
(Decrease) Increase in cash and cash equivalents		(317,421)	1,030,403	115,134
Cash & cash equivalents of discontinued operations at March 31, 2008		—	—	(157,894)

Cash and cash equivalents at December 31, (1)	20	1,779,416	2,095,798	1,065,552

(1)
In addition, the Company had restricted cash for USD 12,343. As of December 31, 2009 and 2008, there were no restricted cash. Additionally, the Company had other investments with a maturity of more than three months for USD 848,400 at December 31, 2010.

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2010 and 2009 and
for the years ended December 31, 2010, 2009 and 2008
(All amounts in USD thousands)

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2010 and 2009 and
for the years ended December 31, 2010, 2009 and 2008
(All amounts in USD thousands)
1 General information
Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD1.00 per share. As of December 31, 2010, there were 2,004,743,442 shares issued. All issued shares are fully paid.
Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”). Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006. The Company’s initial public offering was settled on February 6, 2006. On January 31, 2011, the Company filed with the SEC a registration statement on form F-3 relating to sales of equity and debt securities.
The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime. Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.
On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax. However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.
In light of the impending termination of Luxembourg’s 1929 holding company regime, in the fourth quarter of 2010, the Company carried out a multi-step corporate reorganization, which included, among other transactions, the contribution of all of the Company’s assets and liabilities to a wholly-owned, newly-incorporated Luxembourg subsidiary and the restructuring of indirect holdings in certain subsidiaries. The reorganization was completed in December 2010, and resulted in a non-taxable revaluation of the accounting value (under Luxembourg GAAP) of the Company’s assets.
Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company recorded a special reserve for tax purposes in a significant amount. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.
2 Basis of presentation
These consolidated financial statements have been prepared in accordance with IFRS (International Financial Reporting Standards) issued and effective or issued and early adopted as at the time of preparing these statements (February 2011), as issued by the International Accounting Standards Board, and adopted by the European Union. These consolidated financial statements are presented in thousands of United States dollars (“USD”), except otherwise indicated.
Elimination of all material intercompany transactions and balances between the Company and their respective subsidiaries have been made in consolidation.
The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.
Certain comparative amounts have been reclassified to conform to changes in presentation in the current period. These reclassifications do not have a material effect on the Company’s consolidated financial statements.
These consolidated financial statements have been approved for issue by the Board of Directors on February 22, 2011.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
2 Basis of presentation (continued)
Detailed below are the companies whose financial statements have been included in these consolidated financial statements.

			Percentage of ownership at
	Country of		December 31,
Company	Organization	Main activity	2010	2009	2008
Ternium S.A.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Investments S.à.r.l. (1)	Luxembourg	Holding	100.00%	—	—
Ternium Brasil S.A. (2)	Brazil	Holding	100.00%	100.00%	100.00%
Siderúrgica do Norte Fluminense S.A. (3)	Brazil	Manufacturing and selling of steel products	100.00%	—	—
Ylopa — Servicos de Consultadoria Lda. (4)	Portugal	Holding	94.38%	94.38%	94.38%
Consorcio Siderurgia Amazonia S.L.U. (5)	Spain	Holding	94.38%	94.38%	94.38%
Secor- Servicios Corporativos S.A. (5)	Venezuela	Holding	94.38%	94.38%	93.44%
Ternium Internacional España S.L.U. (2)	Spain	Marketing of steel products	100.00%	100.00%	100.00%
Siderar S.A.I.C. (6)	Argentina	Manufacturing and selling of flat steel products	60.94%	60.94%	60.93%
Impeco S.A. (7)	Argentina	Manufacturing of pipe products	60.97%	60.97%	60.96%
Prosid Investments S.C.A. (7)	Uruguay	Holding	60.94%	60.94%	60.93%
Inversiones Basilea S.A. (8)	Chile	Purchase and sale of real estate and other	60.94%	60.94%	60.93%
Ternium Mexico S.A. de C.V. (9)	Mexico	Holding	88.72%	88.71%	88.71%
Hylsa S.A. de C.V. (10)	Mexico	Manufacturing and selling of steel products	88.72%	88.71%	88.71%
Las Encinas S.A. de C.V. (10)	Mexico	Exploration, exploitation and pelletizing of iron ore	88.72%	88.71%	88.71%
Ferropak Comercial S.A. de C.V. (10)	Mexico	Scrap services company	88.72%	88.71%	88.71%
Ferropak Servicios S.A. de C.V. (10)	Mexico	Services	88.72%	88.71%	88.71%
Galvacer America Inc (10)	USA	Distributing company	88.72%	88.71%	88.71%
Galvamet America Corp (10)	USA	Manufacturing and selling of insulated panel products	88.72%	88.71%	88.71%
Transamerica E. & I. Trading Corp (10)	USA	Scrap company	88.72%	88.71%	88.71%
Técnica Industrial S.A. de C.V. (10)	Mexico	Services	88.72%	88.71%	88.71%
Sefimsa S.A. de C.V. (10)	Mexico	Financial Services	88.72%	88.71%	88.71%
Ecore Holding S. de R.L. de C.V. (10)	Mexico	Holding	88.72%	88.71%	88.71%
Neotec L.L.C. (10)	USA	Holding	88.72%	88.71%	88.71%
Treasury Services S.A. de C.V. (10)	Mexico	Financial Services	88.72%	88.71%	88.71%
APM, S.A. de C.V. (10)	Mexico	Manufacturing and selling of steel products	88.72%	88.71%	88.71%
Acedor, S.A. de C.V. (10)	Mexico	Holding	88.72%	88.71%	88.71%
Empresas Stabilit S.A. de C.V. (10)	Mexico	Holding	88.72%	88.71%	88.71%

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
2 Basis of presentation (continued)

			Percentage of ownership at
	Country of		December 31,
Company	Organization	Main activity	2010	2009	2008
Acerus S.A. de C.V. (10)	Mexico	Manufacturing and selling of steel products	88.72%	88.71%	88.71%
Imsa Monclova S.A. de C.V. (10)	Mexico	Services	88.72%	88.71%	88.71%
Ternium Internacional Guatemala S.A. (10)	Guatemala	Selling of steel products	88.72%	88.71%	88.71%
Corporativo Grupo Imsa S.A. de C.V. (10)	Mexico	Services	88.72%	88.71%	88.71%
Ternium USA Inc. (10)	USA	Manufacturing and selling of steel products	88.72%	88.71%	88.71%
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (11)	Mexico	Exploration, exploitation and pelletizing of iron ore	44.36%	44.36%	44.36%
Peña Colorada Servicios S.A. de C.V. (11)	Mexico	Services	44.36%	44.36%	44.36%
Servicios Integrales Nova de Monterrey S.A. de C.V. (12)	Mexico	Medical and Social Services	66.09%	66.09%	66.09%
Ternium Guatemala S.A.	Guatemala	Manufacturing and selling of steel products	88.72%	88.71%	88.71%
Ternium Internacional Nicaragua S.A.	Nicaragua	Manufacturing and selling of steel products	88.18%	88.18%	88.09%
Ternium Internacional Honduras S.A. de C.V.	Honduras	Manufacturing and selling of steel products	88.01%	88.00%	88.00%
Ternium Internacional El Salvador, S.A. de C.V.	El Salvador	Manufacturing and selling of steel products	88.66%	88.65%	88.65%
Ternium Internacional Costa Rica S.A.	Costa Rica	Manufacturing and selling of steel products	88.72%	88.71%	88.71%
Ferrasa S.A.S. (13)	Colombia	Manufacturing and selling of steel products	54.00%	—	—
Perfilamos del Cauca S.A.S. (13)	Colombia	Manufacturing and selling of steel products	54.00%	—	—
Figuraciones S.A.S. (13)	Colombia	Manufacturing and selling of steel products	54.00%	—	—
Siderúrgica de Caldas S.A.S. (13)	Colombia	Manufacturing and selling of steel products	54.00%	—	—
Recolectora Industrial de Colombia S.A. (1)	Colombia	Scrap services company	28.70%	—	—
Procesadora de Materiales Industriales S.A. (1)	Colombia	Scrap services company	32.40%	—	—
Desechos Industriales de Colombia S.A. (1)	Colombia	Scrap services company	29.70%	—	—
Tenigal S. de R.L. de C.V. (14)	Mexico	Manufacturing and selling of steel products	51.00%	—	—
Ternium Investments Switzerland AG (2)	Switzerland	Holding	100.00%	—	—
Ternium Internacional S.A. (15)	Uruguay	Holding and marketing of steel products	100.00%	100.00%	100.00%
Ternium International Ecuador S.A. (16)	Ecuador	Marketing of steel products	100.00%	100.00%	100.00%
Ternium International USA Corporation (16)	USA	Marketing of steel products	100.00%	100.00%	100.00%

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
2 Basis of presentation (continued)

			Percentage of ownership at
	Country of		December 31,
Company	Organization	Main activity	2010	2009	2008
Ternium Internationaal B.V. (16)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internacional Perú S.A. (16)	Peru	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internacional de Colombia S.A. (16)	Colombia	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Procurement S.A. (15)	Uruguay	Procurement services	100.00%	100.00%	100.00%
Ternium International Inc. (15)	Panama	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Engineering & Services S.A. (17)	Uruguay	Engineering and other services	100.00%	100.00%	—
Ternium Ingeniería y Servicios de Argentina S.A.	Argentina	Engineering and other services	100.00%	100.00%	—
Ternium Ingeniería y Servicios de Mexico S.A. de C.V.	Mexico	Engineering and other services	100.00%	100.00%	—
Ternium Treasury Services S.A. (15)	Uruguay	Financial Services	100.00%	100.00%	100.00%
Ternium Treasury Services B.V. (15)	Netherlands	Financial Services	100.00%	100.00%	100.00%
Ferrasa Panamá, S.A. (18)	Panama	Manufacturing and selling of steel products	54.00%	—	—
Aceros Transformados de Panamá, S.A. (18)	Panama	Manufacturing and selling of steel products	54.00%	—	—
Ternium Investments S.A. (formerly Dirken Company S.A.) (19)	Uruguay	Holding	—	100.00%	100.00%

(1)	Incorporated in the fourth quarter of 2010.

(2)	Indirectly through Ternium Investments S.à.r.l. Total voting rights held 100.00%

(3)	Indirectly through Ternium Brasil S.A. Total voting rights held: 100.00%. Incorporated during 2010.

(4)	Indirectly through Ternium Investments S.á.r.l. (85.62%) and Prosid Investments S.C.A. (8.76%). Total voting rights held: 100.00%

(5)
Indirectly through Ylopa — Servicos de Consultadoría Lda.. Total voting rights held: 100.00%. As of April 25, 2008, Consorcio Siderurgia Amazonia S.L.U. was relocated into Spain (formerly Cayman Islands)

(6)	Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 60.94%

(7)	Indirectly through Siderar S.A.I.C and Ternium Internacional S.A. Total voting rights held 100.00%

(8)	Indirectly through Siderar S.A.I.C. Total voting rights held 100.00%

(9)	Indirectly through Siderar S.A.I.C., Inversiones Basilea S.A. and Ternium Internacional España S.L.U. Total voting rights held 99.93%

(10)	Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 100.00%

(11)	Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 50.00%. Consolidated under the proportionate consolidation method.

(12)	Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 74.50%

(13)	Indirectly through Ternium Internacional España S.L.U.. Total voting rights held: 54.00%. Incorporated during 2010. (See note 3)

(14)	Indirectly through Ternium Internacional España S.L.U.. Total voting rights held: 51.00%. Incorporated during 2010. (See note 31)

(15)	Indirectly through Ternium Investments Switzerland AG. Total voting rights held: 100.00%

(16)	Indirectly through Ternium Internacional S.A. Total voting rights held 100.00%

(17)	Indirectly through Ternium Internacional Inc.. Total voting rights held 100.00%

(18)	Indirectly through Ternium Treasury Services S.A. Total voting rights held: 54.00%. Incorporated during 2010. (See note 3)

(19)	This company was dissolved as of December 6, 2010.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
3 Acquisition of business
Ferrasa S.A.S and Ferrasa Panamá S.A.
On August 25, 2010, Ternium completed the acquisition of a 54% ownership interest in Ferrasa S.A.S., a company organized under the laws of Colombia (“Ferrasa”) through a capital contribution in the amount of USD 74.5 million. Ferrasa has a 100% ownership interest in Sidecaldas S.A.S. (“Sidecaldas”), Figuraciones S.A.S. (“Figuraciones”) and Perfilamos del Cauca S.A.S. (“Perfilamos”), all of which are also Colombian companies. Ternium has also completed the acquisition of a 54% ownership interest in Ferrasa Panamá S.A. (“Ferrasa Panamá”) and its subsidiary Aceros Transformados de Panamá S.A. (“Aceros”) for USD 0.5 million. On the mentioned date the Company obtained control over the assets and liabilities of the acquired companies.
Ferrasa is a long and flat steel products processor and distributor. Sidecaldas is a scrap-based long steel making and rolling facility, with an annual production capacity of approximately 140,000 tons. Figuraciones and Perfilamos manufacture welded steel tubes, profiles and beams. These companies have combined annual sales of approximately 300,000 tons, of which approximately 70% are long products and 30% are flat and tubular products, used mainly in the construction sector. Ferrasa Panamá is a long steel products processor and distributor based in Panama, with annual sales of approximately 8,000 tons.
The former controlling shareholders have an option to sell to Ternium, at any time, all or part of their remaining 46% interest in each of Ferrasa and Ferrasa Panamá, and Ternium has an option to purchase all or part of that remaining interest from the former controlling shareholders, at any time after the second anniversary of the closing.
Ferrasa and Ferrasa Panamá contributed revenues of USD 128.0 million and a net loss of USD 1.5 million (net of USD 1.3 million corresponding to non-controlling interests) in the period from August 25, 2010 to December 31, 2010. The fair value and book value of assets and liabilities arising from the transaction are as follows:

	Fair value	Book value

Property, plant and equipment	140,118	140,413
Previously recognized goodwill	—	37,377
Customer relationships	15,403	—
Trademarks	4,407	—
Other contractual rights	4,064	—
Other intangible assets	42	42
Inventories	76,771	76,241
Cash and cash equivalents	6,593	6,593
Deferred tax assets	7,832	1,180
Borrowings	(134,120)	(134,120)
Other assets and liabilities, net	15,141	15,141
Non-controlling interest in subsidiaries	(236)	(236)

Net	136,015	142,631
Non-controlling interest	(62,572)
Goodwill	1,557

Total Purchase Consideration	75,000
The Company accounts for the acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values.
The application of the purchase method requires certain estimates and assumptions especially concerning the determination of the fair values of the acquired intangible assets and property, plant and equipment as well as the liabilities assumed at the date of the acquisition. Moreover the useful lives of the acquired intangible assets, property, plant and equipment have to be determined. The judgments made in the context of the purchase price allocation can materially impact the Company’s future results of operations. The valuations are based on information available at the acquisition date.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
3 Acquisition of business (continued)
Significant judgments and assumptions made regarding the purchase price allocation in the course of the acquisition of Ferrasa and Ferrasa Panamá, included the following:
For valuation of customer relationship the excess earnings method was used, which is based on calculating the present value of the future cash flows of the future economic benefits during the remaining useful life attributable to the customer base. Customer relationships are being amortized over an estimated useful life of 10 years.
For the valuation of brands, the relief-from-royalty method was applied, both with the value that a third party would have paid for these trademarks. The expected amortization of these assets is determined on the basis of the expected benefit the asset provides the entity (e.g. expected decline in value). For valuation of the other contractual rights, the postulated loss of income method was used. Both intangible assets are being amortized over an estimated useful life of 10 years.
The valuation of acquired intangible assets is to a great extent based on anticipated cash flows. Nevertheless it is possible that actual outcomes could vary significantly from such estimated future cash flows.
For property, plant and equipment, fair values were derived from expert appraisals.
The valuation of inventories at the date of acquisition was based on the corresponding selling price less estimated costs of completion or estimated costs to make the sale.
The excess of the purchase price for Ferrasa and Ferrasa Panamá over the estimated fair values of the net assets acquired is recorded as goodwill amounting to USD 1.6 million as of August 25, 2010. Goodwill derives mainly from the fair value of the going concern element of the acquiree.
The Company has chosen to recognize the non-controlling interest at its proportionate share in net identifiable assets acquired.
Acquisition related costs are included in the income statement.
Pro forma data for the acquisitions
Had the Ferrasa transaction been consummated on January 1, 2010, unaudited pro forma net sales and net loss totaling USD 336 million and USD 4 million, respectively, would have been included in Ternium’s financial statements for the year ended December 31, 2010. These pro forma results were prepared based on unaudited accounting records maintained prior to such transaction and adjusted by depreciation and amortization of tangible and intangible assets and interest expense of the borrowing incurred for the transaction as described above.
4 Accounting policies
These Consolidated Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2009, except for the application of the following accounting pronouncements, which became effective on January 1, 2010:
IFRS 3 (revised January 2008), “Business Combinations”
The revised standard continues to apply the acquisition method to business combinations, with some significant changes. Those changes refer principally to the following:
• Partial acquisitions: Non-controlling interests are measured either as their proportionate interest in the net identifiable assets (which is the original IFRS 3 requirement) or at fair value (which is the new requirement).
• Step acquisitions: The requirement to measure at fair value every asset and liability at each step for the purposes of calculating a portion of goodwill has been removed. Instead, goodwill is measured as the difference at acquisition date between the fair value of any investment in the business held before the acquisition, the consideration transferred and the net assets acquired.
• Acquisition-related costs: Acquisition-related costs are generally recognized as expenses (rather than included in goodwill).

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
The following is a summary of the principal accounting policies followed in the preparation of these consolidated financial statements:
(a) Group accounting
(1) Subsidiary companies and transactions with non-controlling interests
Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.
The Company uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at the fair values at the acquisition date. Indemnification assets are recognized at the same time that the Company recognizes the indemnified item and measures them on the same basis as the indemnified item, subject to the need for a valuation allowance for uncollectible amounts. The Company measure the value of a reacquired right recognized as an intangible asset on the basis of the remaining contractual term of the related contract regardless of whether market participants would consider potential contractual renewals in determining its fair value.
On an acquisition-by-acquisition basis, the Company recognizes any non-controlling interest in the acquiree at the non-controlling interest’s proportionate share of the acquiree’s net assets.
The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.
The measurement period is the earlier of the date that the acquirer receives the information that it is looking for or cannot obtain the information and one year after the acquisition date. Where the accounting for a business combination is not complete by the end of the reporting period in which the business combination occurred provisional amounts are reported.
The Company treats transactions with non-controlling interests as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.
When the Company ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.
Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group. However, the fact that the functional currency of some subsidiaries is their respective local currency, generates some financial gains (losses) arising from intercompany transactions, that are included in the consolidated income statement under Other financial expenses, net.
(2) Joint ventures
The Company reports its interests in jointly controlled entities using proportionate consolidation. The Company’s share of the assets, liabilities, income, expenses and cash flows of jointly controlled entities are combined on a line-by-line basis with similar items in the Company’s financial statements.
Where the Company transacts with its jointly controlled entities, unrealized profits and losses are eliminated to the extent of the Company’s interest in the joint venture.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
(3) Associated companies
Associated companies are entities in which Ternium generally has between 20% and 50% of the voting rights, or over which Ternium has significant influence, but which it does not control. Investments in associated companies are accounted for using the equity method of accounting. Under this method the Company’s share of the post-acquisition profits or losses of an associated company is recognized in the income statement and its share of post-acquisition changes in reserves is recognized in reserves. The cumulative post-acquisition changes are adjusted against the cost of the investment. Unrealized gains on transactions among the Company and its associated companies are eliminated to the extent of the Company’s interest in such associated company; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When the Company’s share of losses in an associated company equals or exceeds its interest in such associate, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of such associated company.
If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit or loss where appropriate.
(b) Foreign currency translation
(1) Functional and presentation currency
Items included in the financial statements of each of the Company’s subsidiaries and associated companies are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional and presentation currency of the Company is the U.S. dollar. Although Ternium is located in Luxembourg, it operates in several countries with different currencies. The USD is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Ternium as a whole.
(2) Subsidiary companies
The results and financial position of all the group entities (none of which operates in a hyperinflationary economy) that have a functional currency different from the presentation currency, are translated into the presentation currency as follows:
(i) assets and liabilities are translated at the closing rate of each statement of financial position;
(ii) income and expenses for each income statement are translated at average exchange rates; and
(iii) all resulting translation differences are recognized within other comprehensive income.
In the case of a sale or other disposition of any such subsidiary, any accumulated translation differences would be recognized in the income statement as part of the gain or loss on sale.
(3) Transactions in currencies other than the functional currency
Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.
At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates, (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.
Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in “Other financial income (expenses), net” in the consolidated income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the “fair value gain or loss,” while translation differences on non-monetary financial assets such as equities classified as available for sale are included in the “available for sale reserve” in equity. Ternium had no such assets or liabilities for any of the periods presented.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
(c) Financial instruments
Non derivative financial instruments
Non derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables. Ternium non derivative financial instruments are classified into the following categories:
•	Financial instruments at fair value through profit or loss: comprises mainly cash and cash equivalents and investments in debt securities held for trading;
•	Held-to-maturity instruments: measured at amortized cost using the effective interest method less impairment losses. As of December 31, 2010, there are no instruments classified under this category;
•	Loans and receivables: measured at amortized cost using the effective interest method less impairment losses;
•
Available-for-sale (“AFS”) financial assets: gains and losses arising from changes in fair value are recognized within other comprehensive income (“OCI”) with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognized directly in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in OCI is included in the income statement for the period. As of December 31, 2010, there are no instruments classified under this category;

•	Other financial liabilities: measured at amortized cost using the effective interest method.
The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.
Financial assets and liabilities are recognized and derecognized on the settlement date.
Financial assets are initially measured at fair value, net of transaction costs, except for those financial assets classified as financial assets at fair value through profit or loss.
Financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs and subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.
Impairment of financial assets
The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. The Company first assesses whether objective evidence of impairment exists.
For loans and receivables category and for held-to-maturity investments, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement.
If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the consolidated income statement.
Derivative financial instruments
Information about accounting for derivative financial instruments and hedging activities is included in Note 34 “Financial Risk management”.
(d) Property, plant and equipment
Land and buildings comprise mainly factories and offices. All property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and accumulated impairment (if applicable), except for land, which is carried at acquisition cost less accumulated impairment (if applicable). There are no material residual values for property, plant and equipment items.
Major overhaul and rebuilding expenditures are recognized as a separate asset when future economic benefits are expected from the item, and the cost can be measured reliably.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.
Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items.
Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.
Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No Depreciation
Buildings and improvements	15-40 years
Production equipment	5-25 years
Vehicles, furniture and fixtures and other equipment	5-15 years
The assets’ useful lives are reviewed, and adjusted if appropriate, at each year end.
Gains and losses on disposals are determined by comparing the proceeds with the corresponding carrying amounts and are included in the income statement.
If the carrying amount of an asset were greater than its estimated recoverable amount, it would be written down to its recoverable amount. (see Note 4 (f) “Impairment”).
(e) Intangible assets
(1) Information system projects
Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to the acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year and comply with the recognition criteria of IAS 38.
Information system projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are included in cost of sales, selling, general and administrative expenses.
(2) Mining concessions
Mining license was recognized as a separate intangible asset upon the acquisition of Hylsamex and comprises the right to exploit the mines and is recognized at its fair value at acquisition date less accumulated amortization. Amortization charge is calculated by using the unit-of-production method, on the basis of actual mineral extracted in each period compared to the estimated mineral reserves, and is included in cost of sales. The resulting amortization rate for the years ended December 31, 2010 and 2009, is approximately 9% per annum.
(3) Exploration costs
Exploration and evaluation costs are measured at cost. Costs directly associated with exploration activities and leasehold acquisition costs are capitalized until the determination of reserves is evaluated. If it is determined that commercial discovery has not been achieved, these costs are charged to expense. If it is determined that commercial discovery has been achieved, costs incurred are reclassified into Property, Plant and Equipment or Intangible Assets according to the nature of the expenditure and amortization starts. Exploration costs are tested for impairment annually. No impairment losses have been recorded for any of the years presented.
(4) Goodwill
Goodwill represents the excess of the acquisition cost over the fair value of Ternium’s participation in acquired companies’ net assets at the acquisition date. Under IFRS 3 (revised), goodwill is considered to have an indefinite life and not amortized, but is subject to annual impairment testing.
Goodwill is allocated to Cash-generating units (“CGU”) for the purpose of impairment testing. The allocation is made to those cash-generating units expected to benefit from the business combination which generated the goodwill being tested.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
As of December 31, 2010, the carrying amount of goodwill allocated to the Mexico CGU was USD 744.0 million, while the carrying amount of goodwill allocated to other CGUs totaled USD 6.1 million.
(5) Research and development
Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2010, 2009 and 2008 totaled USD 5.7 million, USD 6.0 million and USD 7.0 million, respectively.
(6) Customer relationships acquired in a business combination
In accordance with IFRS 3 (revised) and IAS 38, Ternium has recognized the value of customer relationships separately from goodwill in connection with the acquisitions of Grupo Imsa and Ferrasa S.A.S.
Customer relationships are amortized using the straight-line method over a useful life of approximately 10 years.
(7) Trademarks acquired in a business combination
In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of trademarks separately from goodwill in connection with the acquisitions of Grupo Imsa and Ferrasa S.A.S.
Trademarks are amortized using the straight-line method over a useful life of between 5 to 10 years.
(f) Impairment
Assets that have an indefinite useful life (including goodwill) are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization and investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and the value in use.
To carry out these tests, assets are grouped at the lowest levels for which there are separately identifiable cash flows (each, a CGU). When evaluating long-lived assets for potential impairment, the Company estimates the recoverable amount based on the value in use of the corresponding CGU. The value in use of each CGU is determined on the basis of the present value of net future cash flows which will be generated by the assets tested.
Determining the present value of future cash flows involves highly sensitive estimates and assumptions specific to the nature of each CGU’s activities, including estimates and assumptions relating to amount and timing of projected future cash flows, expected changes in market prices, expected changes in the demand of Ternium products and services, selected discount rate; and selected tax rate.
Ternium uses cash flow projections for the next five years based on past performance and expectations of market development; thereafter, it uses a perpetuity rate with no growth increase. Application of the discounted cash flow (DCF) method to determine the value in use of a CGU begins with a forecast of all expected future net cash flows. Variables considered in forecasts include the gross domestic product (GDP) growth rates of the country under study and their correlation with steel demand, level of steel prices and estimated raw material costs as observed in industry reports.
Cash flows are discounted at post-tax rates that reflect specific country and currency risks associated with the cash flow projections. The discount rates used are based on Ternium’s weighted average cost of capital (WACC), which is considered to be a good indicator of cost of capital. As of December 31, 2010, the discount rate used to test goodwill allocated to Mexico CGU for impairment was 11.4%.
As a result of the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques. Based on the information currently available, however, Ternium believes that it is not reasonably possible that the variation would cause the carrying amount to exceed the recoverable amount of the CGUs.
At December 31, 2009, an impairment provision over the agreement with Corus recognized as intangible assets, was recorded for the amount of USD 27.0 million. See note 27 (ii). At December 31, 2010 and 2008, no impairment provisions were recorded.
(g) Other investments
Other investments consist primarily of investments in financial debt instruments and equity investments where the Company holds less than 20% of the outstanding equity and does not exert significant influence.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
All purchases and sales of investments are recognized on the settlement date, which is not significantly different from the trade date, which is the date that Ternium commits to purchase or sell the investment.
Income from financial instruments is recognized in Other financial income (expenses), net in the income statement. Interest receivable on investments in debt securities is calculated using the effective rate. Dividends from investments in equity instruments are recognized in the income statement when the Company’s right to receive payments is established.
(h) Inventories
Inventories are stated at the lower of cost (calculated using the first-in-first-out “FIFO” method) or net realizable value. The cost of finished goods and goods in process comprises raw materials, direct labor, depreciation, other direct costs and related production overhead costs. It excludes borrowing costs. Goods acquired in transit at year end are valued at supplier’s invoice cost.
The Company assesses the recoverability of its inventories considering their selling prices, if the inventories are damaged, or if they have become wholly or partially obsolete (see note 4 (w) (4)).
(i) Trade receivables and other receivables
Trade and other receivables are carried at face value less an allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value.
A provision for impairment is established when there is objective evidence that a financial asset or group of assets is impaired. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Company about a loss event, such as a significant financial difficulty of the obligor or a breach of contract. The amount of the impairment is determined as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. The amount of the loss is recognized in the income statement.
(j) Cash and cash equivalents
Cash and cash equivalents and highly liquid short-term securities are carried at fair market value, except for time deposits which are carried at amortized cost and its amount does not differ significantly from its fair value.
For purposes of the cash flow statement, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (original maturity of three months or less at date of acquisition) and overdrafts.
In the consolidated statement of financial position, bank overdrafts are included in borrowings within current liabilities.
(k) Non current assets (disposal groups) classified as held for sale
Non-current assets (disposal groups) are classified as assets held for sale, complying with the recognition criteria of IFRS 5, and stated at the lower of carrying amount and fair value less cost to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use.
The carrying value of non-current assets classified as held for sale, at December 31, 2010 and 2009 totals USD 10.0 million and USD 9.2 million, respectively, which corresponds principally to land and other real estate items. Sale is expected to be completed within a one-year period.
(l) Borrowings
Borrowings are recognized initially for an amount equal to the proceeds received. In subsequent periods, borrowings are stated at amortized cost; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.
Capitalized costs for issue of debt are amortized over the life of their respective debt.
(m) Income taxes — current and deferred
The current income tax charge is calculated on the basis of the tax laws in force in the countries in which Ternium’s subsidiaries operate. Management evaluates positions taken in tax returns with respect to situations in which applicable tax regulation could be subject to interpretation. A liability is recorded for tax benefits that were taken in the applicable tax return but have not been recognized for financial reporting.
Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise on fixed assets, intangible assets, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted at year end. Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to offset temporary differences.
Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.
Under Mexican law, Ternium’s subsidiaries are required to pay their employees an annual benefit which is determined as a percentage of taxable profit for the year.
In 2008, Hylsa S.A. de C.V. (“Hylsa”) entered into a spin off that became effective on March 31, 2008. After this corporate reorganization, all of Hylsa’s employees stayed in the payroll of this company, which is expected to generate non-significant taxable income and non-significant temporary differences. Hylsa agreed to pay its employees a bonus salary that will be calculated on the basis of agreed-upon criteria. Accordingly, during the year ended December 31, 2008, the Company reversed the outstanding balance of the deferred tax liability recorded in connection with the statutory profit sharing as of December 31, 2007 (amounting to USD 96 million) and disclosed the related gain within Income tax (expense) benefit line item in the consolidated income statement.
(n) Employee liabilities
(1) Pension obligations
The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.
The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at year end, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method.
Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to income over the employees’ expected average remaining working lives.
Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.
Mexico
Ternium Mexico has defined benefit and defined contribution plans.
The valuation of the liabilities for the defined benefit employee retirement plans (pensions and seniority premiums) covers all employees and is based primarily on their years of service, their present age and their remuneration at the date of retirement. The cost of the employee retirement plans (pension, health-care expenses and seniority premiums) is recognized as an expense in the year in which services are rendered in accordance with actuarial studies made by independent actuaries. The formal retirement plans are congruent with and complementary to the retirement benefits established by the Mexican Institute of Social Security. Additionally, the Company has established a plan to cover health-care expenses of retired employees. The Company has established irrevocable trust funds for the payment of pensions and seniority premiums, as well as for health-care expenses.
The defined contribution plans provides a benefit equivalent to the capital accumulated with the company’s contributions, which are provided as a match of employees’ contribution to the plan. The plan provides vested rights according to the years of service and the cause of retirement.
Argentina
Siderar implemented an unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable argentine labor laws) in case of terminations of the employment relationship due to certain specified events, including retirement. For its main plan, Siderar is accumulating assets for the ultimate payment of those benefits in the form of investments that carry time limitations for their redemption. The investments are not part of a particular plan, nor are they segregated from Siderar’s other assets, and therefore this plan is classified as “unfunded” under IFRS definitions. Benefits provided by the plan are denominated in U.S. Dollars and are calculated based on a seven-year salary average.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
(2) Termination benefits
Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or (ii) providing termination benefits as a result of an offer made to encourage voluntary redundancy.
(3) Other compensation obligations
Employee entitlements to annual leave and long-service leave are accrued as earned.
During 2007, Ternium launched an incentive retention program (the “Program”) applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Ternium’s shareholders’ equity (excluding minority interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Ternium to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date.
As of December 31, 2010, the outstanding liability corresponding to the Program amounts to USD 10.8 million. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2010, is USD 12.6 million.
(4) Social security contributions
Social security laws in force in the countries in which the Company operates provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute. As stipulated by the respective laws, Siderar and Ternium Mexico make monthly contributions calculated based on each employee’s salary to fund such plans. The related amounts are expensed as incurred. No additional liabilities exist once the contributions are paid.
(o) Provisions and other liabilities
Ternium has certain contingencies with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, Ternium accrues a provision for a present legal or constructive obligation as a result of a past event, when it is probable that future cost could be incurred and that cost can be reasonably estimated. Generally, accruals are based on developments to date, Ternium’s estimates of the outcomes of these matters and the advice of Ternium’s legal advisors.
(p) Trade payables
Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.
(q) Revenue recognition
Revenues are recognized as sales when revenue is earned and is realized or realizable. This includes satisfying all of the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery as defined by the risk transfer provision of the sales contracts has occurred, and collectibility is reasonably assured.
Interest income is recognized on an effective yield basis.
(r) Borrowing Costs
Beginning on January 1, 2009, and as required by IAS 23 revised, Ternium capitalizes the borrowing costs incurred to finance construction, acquisition or production of qualifying assets. In the case of specific borrowings, Ternium determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. For general borrowings, Ternium determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that Ternium capitalizes during a period will not exceed the amount of borrowing costs incurred during that period. At December 31, 2010, the capitalized borrowing costs are not material.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
(s) Cost of sales, selling, general and administrative expenses
Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.
(t) Earnings per share
Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year (see Note 28).
(u) Derivative financial instruments and hedging activities
Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI. Amounts accumulated in OCI are recognized in the income statement in the same period as any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected on the statement of financial position.
For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2010, the effective portion of designated cash flow hedges amounts to USD 22.4 million (net of taxes for USD 9.6 million) and is included under “changes in the fair value of derivatives classified as cash flow hedges” line item in the statement of comprehensive income (see Note 32 (a)).
More information about accounting for derivative financial instruments and hedging activities is included in Note 34 “Financial risk management”.
(v) Segment information
Reportable operating segments: for management purposes, the Company is organized on a worldwide basis into the following segments: flat steel products, long steel products and others.
The flat steel products segment comprises the manufacturing and marketing of hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets and other tailor-made products to serve its customers’ requirements.
The long steel products segment comprises the manufacturing and marketing of billets (steel in its basic, semi-finished state), wire rod and bars.
The other products segment includes products other than flat and long steel, mainly pig iron, pellets and pre-engineered metal buildings.
(w) Critical Accounting Estimates
The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management makes estimates and assumptions concerning the future. Actual results may differ significantly from these estimates under different assumptions or conditions.
The principal estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.
(1) Goodwill impairment test
Assessment of the recoverability of the carrying value of goodwill requires significant judgment. Management evaluates goodwill allocated to the operating units for impairment on an annual basis.
Goodwill is tested at the level of the CGU. Impairment testing of the CGU is carried out and the value in use determined in accordance with the accounting policy stated in Note 4(f). The discount rates used for these tests are based on Ternium’s weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. Discount rate used at December 31, 2010 was 11.4% and no impairment charge resulted from the impairment test performed.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
(2) Income taxes
Management calculates current and deferred income taxes according to the tax laws applicable to each subsidiary in the countries in which such subsidiaries operate. However, certain adjustments necessary to determine the income tax provision are finalized only after the balance sheet is issued. In cases in which the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.
Also, when assessing the recoverability of tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies.
(3) Loss contingencies
Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company’s liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to USD 16.1 million and USD 18.9 million as of December 31, 2010 and 2009, respectively.
(4) Allowance for obsolescence of supplies and spare parts and slow-moving inventory
Management assesses the recoverability of its inventories considering their selling prices or whether they are damaged or have become wholly or partly obsolete.
Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.
The Company establishes an allowance for obsolete or slow-moving inventory in connection with finished goods and goods in process. The allowance for slow-moving inventory is recognized for finished goods and goods in process based on management’s analysis of their aging. In connection with supplies and spare parts, the calculation is based on management’s analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance, and their potential obsolescence due to technological change.
As of December 31, 2010 and 2009, the Company recorded no allowance for net realizable value and USD 68.2 million and USD 58.2 million, respectively, as allowance for obsolescence.
During 2010, no charges were recorded in connection with net realizable value allowance. Charges to mark the inventory to net realizable value in 2009 and 2008 were USD 127.6 million and USD 200.0 million, respectively. Of these amounts, USD 82.8 million in 2009 and USD 179.6 million in 2008 corresponded to inventories for shipments to North America region, while USD 44.8 million in 2009 and USD 20.4 million in 2008 corresponded to inventories for exports within the South and Central America region.
The additions to the allowance for net realizable value recorded during 2009 and 2008 responded to the steep fall of steel prices as a result of the global financial crisis that began in 2008. Beginning in the second half of 2008 up to the first half of 2009 average prices of flat steel products decreased 41%. Accordingly, inventory values were compared to their estimated net selling prices and written down when the selling prices were lower than historical costs. This was the case of inventories produced from third-party slabs in Mexico and certain raw materials in Argentina that had been acquired at market prices in force prior to the beginning of the global financial crisis.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
(5) Valuation of the Sidor financial asset
The Sidor financial asset recorded as a result of the nationalization of Sidor was treated as a receivable and valued at its amortized cost using the applicable effective interest rate. The discount rate used to measure this receivable at amortized cost was estimated on the basis of management’s best estimate of market rates adjusted to reflect specific risks.
The initial measurement of the receivable and its subsequent measurements until November 8, 2010, were performed on the basis of its discounted amount using an annual discount rate of 14.36%. This discount rate was estimated on the basis of the yield (13.3%) of Venezuelan sovereign debt with maturities similar to that of the receivable held by Ternium against CVG; however, as the Venezuelan sovereign debt with similar maturities was governed by New York law, while the receivable with CVG was governed by Venezuelan law, the discount rate was further adjusted to adequately reflect the specific risk of Ternium’s receivable. After the rescheduling of the last unpaid installment agreed on December 18, 2010, the annual discount rate used to measure the receivable was estimated at 6.28%, on the basis of the specific risks associated to the third-party promissory notes received as guarantee for full payment of CVG obligations.
For further information on the Sidor nationalization and the rescheduling of the related receivable, refer to Note 29 (ii).
(6) Useful Lives and Impairment of Property, Plant and Equipment and Other Long-lived Assets
In determining useful lives, management considered, among others, the following factors: age, operating condition and level of usage and maintenance. Management conducted visual inspections for the purpose of (i) determining whether the current conditions of such assets are consistent with normal conditions of assets of similar age; (ii) confirming that the operating conditions and levels of usage of such assets are adequate and consistent with their design; (iii) establishing obsolescence levels and (iv) estimating life expectancy, all of which were used in determining useful lives. Management believes, however, that it is possible that the periods of economic utilization of property, plant and equipment may be different than the useful lives so determined. Furthermore, management believes that this accounting policy involves a critical accounting estimate because it is subject to change from period to period as a result of variations in economic conditions and business performance.
When assessing whether an impairment indicator may exist, the Company evaluates both internal and external sources of information, such as the following:
• whether significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated;
• whether market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset’s value in use and decrease the asset’s recoverable amount materially;
• whether the carrying amount of the net assets of the entity is more than its market capitalization;
• whether evidence is available of obsolescence or physical damage of an asset.
• whether significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite; and
• whether evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.
Management identified the presence of impairment indicators in certain CGUs at December 31, 2008 and, accordingly, carried out impairment tests. These impairment indicators arose mainly due to recessionary environment and the abrupt decline of demand and prices of steel products.
For the Mexico CGU, management carried out an impairment test for Property, Plant and Equipment and for other long-lived assets with finite useful lives at December 31, 2008, and concluded that no impairment was needed. The Company estimated the recoverable amount as the “value in use” and compared it to the carrying amount of the corresponding assets (USD 3.2 billion at that date). The discount rates used were based on the Mexico CGU’s weighted average cost of capital (WACC), which was 13.4%. Variables considered in forecasts included Mexican GDP growth rates and correlation with steel demand, level of steel prices, and estimated raw material costs as observed in industry reports.
For the Argentina CGU, management carried out an impairment test for Property, Plant and Equipment and for other long-lived assets with finite useful lives at December 31, 2008, and also concluded that no impairments were required. The Company estimated the recoverable amount as the “value in use” and compared it to the carrying amount of the corresponding assets (USD 1.3 billion at that date). The discount rates used were based on the Argentina CGU’s WACC, which was 18.3%. Variables considered in forecasts included Argentinean GDP growth rates and correlation with steel demand, level of steel prices, and estimated raw material costs as observed in industry reports.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
None of the Company’s CGUs were tested for impairment in 2010 and 2009, as no impairment indicators were identified. Furthermore, based on information currently available, management believes that the recognition of a future impairment charge is not reasonably possible.
(7) Allowances for doubtful accounts
Management makes estimates of the uncollectibility of our accounts receivable. Management analyses the trade accounts receivable on a regular basis and, when aware of a third party’s inability to meet its financial commitments to the Company, managements impairs the amount due by means of a charge to the allowance for doubtful accounts. Management specifically analyses accounts receivable and historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.
Allowances for doubtful accounts are adjusted periodically in accordance with the aging of overdue accounts. For this purpose, trade accounts receivable overdue by more than 90 days, and which are not covered by a credit collateral, guarantee or similar surety, are fully provisioned. As of December 31, 2010 and 2009, allowance for doubtful accounts totals USD 17.2 million and USD 16.7 million, respectively.
5 Segment information
Reportable operating segments

	Year ended December 31, 2010
	Flat steel	Long steel
	products	products	Other	Unallocated	Total
Net sales	6,376,380	833,137	172,487	—	7,382,004
Cost of sales	(4,932,551)	(633,958)	(98,745)	—	(5,665,254)

Gross profit	1,443,829	199,179	73,742	—	1,716,750

Selling, general and administrative expenses	(585,746)	(62,419)	(17,141)	—	(665,306)
Other operating income (expenses), net	2,887	(506)	112	—	2,493

Operating income	860,970	136,254	56,713	—	1,053,937

Capital expenditures — PP&E	272,623	38,123	6,172	—	316,918
Depreciation — PP&E	285,755	20,851	6,214	—	312,820

Segment assets
Inventories, net	1,804,896	117,721	30,773	—	1,953,390
Trade receivables, net	514,521	121,872	27,109	—	663,502
Property, plant and equipment, net	3,831,181	378,212	53,503	—	4,262,896
Intangible assets, net	1,004,680	75,504	49,164	—	1,129,348
Assets — discontinued operations	—	—	—	257,988	257,988
Other assets	—	—	—	2,845,207	2,845,207

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
5 Segment information (continued)

	Year ended December 31, 2009
	Flat steel	Long steel
	products	products	Other	Unallocated	Total

Net sales	4,249,979	572,900	136,104	—	4,958,983
Cost of sales	(3,634,854)	(392,983)	(82,533)	—	(4,110,370)

Gross profit	615,125	179,917	53,571	—	848,613

Selling, general and administrative expenses	(477,067)	(40,739)	(13,724)	—	(531,530)
Other operating income (expenses), net	(21,303)	414	189	—	(20,700)

Operating income	116,755	139,592	40,036	—	296,383

Capital expenditures — PP&E	178,425	10,270	1,983	—	190,678
Depreciation — PP&E	287,177	19,017	6,786	—	312,980

Segment assets
Inventories, net	1,219,347	102,423	28,798	—	1,350,568
Trade receivables, net	349,230	60,825	27,780	—	437,835
Property, plant and equipment, net	3,724,825	263,461	52,129	—	4,040,415
Intangible assets, net	977,552	60,795	47,065	—	1,085,412
Assets — discontinued operations	—	—	—	964,359	964,359
Other assets	—	—	—	2,414,084	2,414,084

	Year ended December 31, 2008
	Flat steel	Long steel
	products	products	Other	Unallocated	Total

Net sales	7,124,687	1,075,090	265,108	—	8,464,885
Cost of sales	(5,256,340)	(732,332)	(139,355)	—	(6,128,027)

Gross profit	1,868,347	342,758	125,753	—	2,336,858

Selling, general and administrative expenses	(560,189)	(80,303)	(28,981)	—	(669,473)
Other operating income (expenses), net	2,789	2,419	3,454	—	8,662

Operating income	1,310,947	264,874	100,226	—	1,676,047

Capital expenditures — PP&E	511,658	29,684	2,915	—	544,257
Depreciation — PP&E	311,624	18,422	3,715	—	333,761

Segment assets
Inventories, net	1,708,324	100,494	17,729	—	1,826,547
Trade receivables, net	449,168	133,673	40,151	—	622,992
Property, plant and equipment, net	3,911,919	260,925	39,469	—	4,212,313
Intangible assets, net	1,039,337	51,769	45,261	—	1,136,367
Assets — discontinued operations	—	—	—	1,318,900	1,318,900
Other assets	—	—	—	1,554,128	1,554,128

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
5 Segment information (continued)
Geographical information
There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). Ternium sells its products to three main geographical areas: South and Central America, North America, and Europe and others. The North American area comprises principally United States and Mexico. The South and Central American area comprises principally Argentina, Colombia, Chile, Paraguay, Ecuador, Guatemala, Costa Rica and Brazil.

	Year ended December 31, 2010
	South and
	Central	North	Europe and
	America	America	other	Total

Net sales	3,057,676	4,208,617	115,711	7,382,004
Segment assets
Trade receivables, net	192,723	456,433	14,346	633,502
Property, plant and equipment, net	1,437,417	2,825,370	109	4,262,896
Intangible assets, net	54,443	1,074,905	—	1,129,348

Capital expenditures — PP&E	182,845	134,027	46	316,918
Depreciation — PP&E	118,774	194,029	17	312,820

	Year ended December 31, 2009
	South and
	Central	North	Europe and
	America	America	other	Total

Net sales	1,782,446	2,976,938	199,599	4,958,983
Segment assets
Trade receivables, net	116,231	318,466	3,138	437,835
Property, plant and equipment, net	1,297,289	2,743,045	81	4,040,415
Intangible assets, net	36,188	1,049,224	—	1,085,412

Capital expenditures — PP&E	117,583	73,044	51	190,678
Depreciation — PP&E	111,895	201,071	14	312,980

	Year ended December 31, 2008
	South and
	Central	North	Europe and
	America	America	other	Total

Net sales	3,107,510	5,230,126	127,249	8,464,885
Segment assets
Trade receivables, net	176,348	425,163	21,481	622,992
Property, plant and equipment, net	1,424,382	2,787,903	28	4,212,313
Intangible assets, net	50,864	1,085,503	—	1,136,367

Capital expenditures — PP&E	325,496	218,753	8	544,257
Depreciation — PP&E	132,891	200,843	27	333,761

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
6 Cost of sales

	Year ended December 31,
	2010	2009	2008

Inventories at the beginning of the year	1,350,568	1,826,547	1,449,476

Acquisition of business (Note 3)	76,771	—	—
Translation differences	28,621	(46,857)	(440,685)
Plus: Charges for the year
Raw materials and consumables used and other movements	4,763,000	2,473,327	5,374,363
Services and fees	197,873	126,325	154,176
Labor cost	496,961	378,558	481,057
Depreciation of property, plant and equipment	295,504	308,156	328,260
Amortization of intangible assets	19,453	14,462	19,023
Maintenance expenses	342,529	221,175	277,753
Office expenses	6,662	4,997	8,347
Freight and transportation	36,892	32,846	37,735
Insurance	7,530	9,256	8,695
Charge (recovery) of obsolescence allowance	11,710	(7,556)	82,125
Valuation allowance	—	127,553	199,972
Recovery from sales of scrap and by-products	(40,654)	(27,326)	(60,379)
Others	25,224	19,475	34,656
Less: Inventories at the end of the year	(1,953,390)	(1,350,568)	(1,826,547)

Cost of Sales	5,665,254	4,110,370	6,128,027

7 Selling, general and administrative expenses

	Year ended December 31,
	2010	2009	2008

Services and fees	60,874	46,923	65,221
Labor cost	153,807	150,914	199,304
Depreciation of property plant and equipment	17,316	4,824	5,501
Amortization of intangible assets	51,027	57,663	60,757
Maintenance and expenses	11,113	6,858	7,737
Taxes	89,412	65,889	79,286
Office expenses	29,567	26,134	32,682
Freight and transportation	232,184	156,520	189,848
(Decrease) Increase of allowance for doubtful accounts	(393)	(1,635)	2,861
Others	20,399	17,440	26,276

Selling, general and administrative expenses	665,306	531,530	669,473

8 Labor costs (included in cost of sales, selling, general and administrative expenses)

	Year ended December 31,
	2010	2009	2008
Wages, salaries and social security costs	594,909	450,828	636,018
Termination benefits	27,872	55,358	22,604
Pension benefits (Note 24 (i))	27,987	23,286	21,739

Labor costs	650,768	529,472	680,361

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
9 Other operating income (expenses), net

	Year ended December 31,
	2010	2009	2008

Results from the sale of sundry assets	(4,681)	(2,121)	5,535
Provision for legal claims and other matters (Note 21)	(5,543)	(4,614)	(2,358)
Impairment charge (Note 27 (ii))	—	(27,022)	—
Others	12,718	13,057	5,485

Other operating income (expenses), net	2,494	(20,700)	8,662

10 Other financial income (expenses), net

	Year ended December 31
	2010	2009	2008
Debt issue costs	(4,562)	(5,149)	(11,314)
Net foreign exchange gain (loss)	123,690	83,057	(632,735)
Change in fair value of derivative instruments	1,545	10,607	(32,480)
Others	(5,561)	(6,876)	(16,663)

Other financial income (expenses), net	115,112	81,639	(693,192)

11 Income tax expense
Income tax
Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2010	2009	2008 (1)
Current tax	(410,041)	(124,647)	(502,425)
Deferred tax (Note 23)	(1,035)	(24,812)	300,614
Deferred tax — effect of changes in tax rates (Note 23)	—	(11,216)	—
Effect of change in fair value of cash flow hedge	4,419	9,112	(23,121)
Recovery of income tax (2)	—	60,249	62,228

Income tax expense	(406,657)	(91,314)	(162,704)

(1)	Includes the reversal of deferred statutory profit sharing.

(2)	Represents gains recorded in 2008 and 2009 for several income tax claims filed against the tax authorities for which definitive favorable rulings were obtained in each such year.
Income tax expense for the years ended December 31, 2010, 2009 and 2008 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2010	2009	2008
Income before income tax	1,186,127	430,415	880,773

Income tax expense at statutory tax rate	(366,992)	(92,662)	(238,822)
Non taxable income	2,797	1,940	40,785
Non deductible expenses	(38,132)	(41,085)	(18,883)
Recovery of income tax	—	60,249	62,228
Unrecognized tax losses	(4,330)	(8,540)	(8,012)
Effect of changes in tax rate	—	(11,216)	—

Income tax expense	(406,657)	(91,314)	(162,704)

Tax rates used to perform the reconciliation between tax expense (income) and accounting profit are those in effect at each relevant date or period in each applicable jurisdiction.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
12 Property, plant and equipment, net

	Year ended December 31, 2010
				Vehicles,
		Buildings and	Production	furniture	Work in	Spare
	Land	improvements	equipment	and fixtures	progress	parts	Total
Cost
Values at the beginning of the year	424,722	1,511,825	4,024,494	149,214	387,721	32,590	6,530,566
Translation differences	20,717	(18,926)	43,439	(4,097)	(7,566)	(1,522)	32,045
Acquisition of business	26,041	41,217	67,280	4,070	1,510	—	140,118
Additions	18,270	5,575	2,730	1,955	282,139	6,249	316,918
Disposals / Consumptions	—	(3,616)	(34,111)	(2,381)	(762)	(169)	(41,039)
Transfers	—	263,329	77,864	3,519	(344,712)	—	—

Values at the end of the year	489,750	1,799,404	4,181,696	152,280	318,330	37,148	6,978,608

Depreciation
Accumulated at the beginning of the year	—	(554,581)	(1,809,902)	(124,455)	—	(1,213)	(2,490,151)
Translation differences	—	20,341	29,192	4,128	—	54	53,715
Depreciation charge	—	(78,000)	(225,866)	(8,464)	—	(490)	(312,820)
Disposals / Consumptions	—	1,151	30,926	1,428	—	39	33,544

Accumulated at the end of the year	—	(611,089)	(1,975,650)	(127,363)	—	(1,610)	(2,715,712)

At December 31, 2010	489,750	1,188,315	2,206,046	24,917	318,330	35,538	4,262,896

	Year ended December 31, 2009
				Vehicles,
		Buildings and	Production	furniture	Work in	Spare
	Land	improvements	equipment	and fixtures	progress	parts	Total
Cost
Values at the beginning of the year	412,087	1,536,847	4,030,337	162,173	380,050	40,192	6,561,686
Translation differences	11,665	(81,486)	(101,317)	(11,286)	(16,901)	(4,314)	(203,639)
Additions	6,892	1,276	1,692	1,170	179,648	—	190,678
Disposals / Consumptions	—	—	(760)	(4,613)	(2,483)	(3,288)	(11,144)
Transfers	(5,922)	55,188	94,542	1,770	(152,593)	—	(7,015)

Values at the end of the year	424,722	1,511,825	4,024,494	149,214	387,721	32,590	6,530,566

Depreciation
Accumulated at the beginning of the year	—	(532,056)	(1,688,314)	(126,937)	—	(2,066)	(2,349,373)
Translation differences	—	45,341	112,784	9,743	—	1,269	169,137
Depreciation charge	—	(67,866)	(234,688)	(9,985)	—	(441)	(312,980)
Disposals / Consumptions	—	—	316	2,724	—	25	3,065

Accumulated at the end of the year	—	(554,581)	(1,809,902)	(124,455)	—	(1,213)	(2,490,151)

At December 31, 2009	424,722	957,244	2,214,592	24,759	387,721	31,377	4,040,415

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
13 Intangible assets, net

	Year ended December 31, 2010
				Customer
				relationships
	Information			and other
	system	Mining	Exploration	contractual
	projects	concessions	costs	rights	Trademarks	Goodwill	Total

Cost
Values at the beginning of the year	98,736	103,909	20,812	288,414	73,358	708,643	1,293,872
Translation differences	(363)	5,900	1,412	14,795	3,258	39,927	64,929
Acquisition of business	42	—	—	19,467	4,407	1,557	25,473
Additions	20,369	—	10,843	1,994	—	—	33,206
Disposals / Consumptions	—	—	(1,379)	—	—	—	(1,379)

Values at the end of the year	118,784	109,809	31,688	324,670	81,023	750,127	1,416,101

Amortization
Accumulated at the beginning of the year	(66,363)	(35,568)	—	(74,474)	(32,055)	—	(208,460)
Translation differences	690	(2,215)	—	(4,390)	(1,898)	—	(7,813)
Amortization charge	(17,068)	(9,817)	—	(29,847)	(13,748)	—	(70,480)

Accumulated at the end of the year	(82,741)	(47,600)	—	(108,711)	(47,701)	—	(286,753)

At December 31, 2010	36,043	62,209	31,688	215,959	33,322	750,127	1,129,348

	Year ended December 31, 2009
				Customer
				relationships
	Information			and other
	system	Mining	Exploration	contractual
	projects	concessions	costs	rights	Trademarks	Goodwill	Total

Cost
Values at the beginning of the year	97,358	96,856	15,984	304,931	71,358	683,702	1,270,189
Translation differences	(4,417)	3,893	885	10,505	2,000	24,941	37,807
Additions	6,128	—	11,784	—	—	—	17,912
Disposals / Consumptions	(333)	—	(4,926)	—	—	—	(5,259)
Impairment charge (see note 27 (ii))	—	—	—	(27,022)	—	—	(27,022)
Transfers	—	3,160	(2,915)	—	—	—	245

Values at the end of the year	98,736	103,909	20,812	288,414	73,358	708,643	1,293,872

Amortization
Accumulated at the beginning of the year	(50,145)	(24,429)	—	(43,015)	(16,233)	—	(133,822)
Translation differences	2,841	(1,358)	—	(3,007)	(989)	—	(2,513)
Amortization charge	(19,059)	(9,781)	—	(28,452)	(14,833)	—	(72,125)

Accumulated at the end of the year	(66,363)	(35,568)	—	(74,474)	(32,055)	—	(208,460)

At December 31, 2009	32,373	68,341	20,812	213,940	41,303	708,643	1,085,412

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
14 Investments in associated companies

	As of December 31,
	2010	2009
At the beginning of the year	6,577	5,585

Translation adjustment	(53)	(118)
Acquisitions	302	—
Dividends received from associated companies	(302)	—
Equity in earnings of associated companies	1,688	1,110

At the end of the year	8,212	6,577

The principal associated companies, all of which are unlisted, are:

		Voting rights
	Country of	at December 31,		Value at December 31,
Company	incorporation	2010	2009	2010	2009

Lomond Holdings BV. (1)	Netherlands	50.00%	50.00%	6,635	5,440
Finma S.A.I.F. (2)	Argentina	33.33%	33.33%	1,200	1,058
Techinst S.A. (2)	Argentina	33.33%	—	126	—
Arhsa S.A. (2)	Argentina	33.33%	—	176	—
Compañía Afianzadora de Empresas Siderúrgicas S.G.R. (3)	Argentina	38.89%	38.89%	75	79

				8,212	6,577

(1)	Holding Company. Indirectly through the participation in Ternium Treasury Services S.A. since August 9, 2010. Prior to this date, the participation was held by Ternium Procurement S.A.

(2)	Consulting and financial services. Indirectly through the participation in Siderar.

(3)
Granting of guarantees to participating partners to facilitate or permit access to credits for purchase of national raw material. Indirectly through the participation in Siderar. In process of liquidation.

15 Other investments, net — non-current

	As of December 31,
	2010	2009
Time deposits with related parties (i) (Note 30)	18,086	16,161
Investments in debt instruments	17,227	—
Others	262	253

Other investments, net — non-current	35,575	16,414

(i)	Time deposits with related parties
The Company holds a savings fund denominated in U.S. dollars. Withdrawal of investments before certain dates is subject to penalties on amounts invested.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
16 Receivables, net — non-current

	As of December 31,
	2010	2009
Receivables with related parties (Note 30)	285	372
Employee advances and loans	8,821	10,103
Advances to suppliers for the purchase of property, plant and equipment	21,125	36,446
Advances to suppliers for the purchase of property, plant and equipment with related parties (Note 30)	1,548	15,168
Tax credits	18,369	29,676
Others	6,677	9,968
Allowance for doubtful accounts (Note 21 )	(354)	(416)

Receivables, net — non-current	56,471	101,317

17 Receivables — current

	As of December 31,
	2010	2009
Value added tax	26,169	30,777
Tax credits	26,806	66,271
Employee advances and loans	10,465	8,822
Advances to suppliers	4,815	4,059
Advances to suppliers with related parties (Note 30)	552	519
Expenses paid in advance	3,695	4,676
Government tax refunds on exports	9,263	10,603
Receivables with related parties (Note 30)	548	892
Others	12,260	9,681

Receivables — current	94,573	136,300

18 Inventories, net

	As of December 31,
	2010	2009
Raw materials, materials and spare parts	523,832	438,231
Goods in process	998,552	678,977
Finished goods	415,985	213,025
Goods in transit	83,214	78,488
Obsolescence allowance (Note 22)	(68,193)	(58,153)

Inventories, net	1,953,390	1,350,568

19 Trade receivables, net

	As of December 31,
	2010	2009
Current accounts	669,403	441,952
Trade receivables with related parties (Note 30)	10,959	12,193
Allowance for doubtful accounts (Note 22)	(16,860)	(16,310)

Trade receivables, net	663,502	437,835

20 Cash, cash equivalents and other investments

	As of December 31,
	2010	2009
(i) Other investments
Deposits with maturity of more than three months	848,400	46,844

(ii) Cash and cash equivalents
Cash and banks	98,811	135,917
Restricted cash	12,343	—
Deposits with maturity of less than three months	1,668,262	1,959,881

Cash and cash equivalents	1,779,416	2,095,798

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
21 Allowances and Provisions — non current

	Deducted
	from assets	Liabilities
	Allowance for	Legal claims
	doubtful	and other
	accounts	matters
Year ended December 31, 2010
Values at the beginning of the year	416	18,913
Translation differences	(18)	(290)
Additions	—	6,721
Reversals	(44)	(1,178)
Uses	—	(8,022)

At December 31, 2010	354	16,144

Year ended December 31, 2009
Values at the beginning of the year	170	24,400
Translation differences	(18)	(1,538)
Additions	264	7,887
Reversals	—	(3,273)
Uses	—	(8,563)

At December 31, 2009	416	18,913

22 Allowances — current

	Deducted from assets
	Allowance for
	doubtful	Obsolescence	Valuation
	accounts	allowance	allowance
Year ended December 31, 2010
Values at the beginning of the year	16,310	58,153	—
Translation differences	(460)	1,911	—
Acquisition of business	4,168	1,290	—
Reversals	(3,885)	(17,719)	—
Additions	3,536	29,429	—
Uses	(2,809)	(4,871)	—

At December 31, 2010	16,860	68,193	—

Year ended December 31, 2009
Values at the beginning of the year	23,350	124,883	160,935
Translation differences	(561)	(216)	(2,918)
Reversals (1)	(3,860)	(65,465)	—
Additions	1,961	57,909	127,553
Uses	(4,580)	(58,958)	(285,570)

At December 31, 2009	16,310	58,153	—

(1)
The world financial crisis that took place in part of 2009 and 2008 had a severe negative impact on the volume of international steel trade, thus reducing the rotation of the Company’s stock. Accordingly, the Company recorded a provision for slow-moving inventory taking the inventory to net realizable value. As market conditions improved during fiscal year 2009, certain inventory items covered by the obsolescence allowance were subsequently sold and their sales prices exceeded those initially estimated when the obsolescence allowance was recorded, resulting in the reversal of such excess amount at the time the related inventory was sold.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
23 Deferred income tax
Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.
Changes in deferred income tax are as follows:

	Year ended December 31,
	2010	2009
At beginning of the year	(857,297)	(810,160)
Translation differences	(14,855)	11,574
Deferred income tax expense included within discontinued operations	—	(22,683)
Effect of changes in tax rate	—	(11,216)
Acquisition of business	7,832	—
Deferred tax credit (charge)	(1,035)	(24,812)

At end of the year	(865,355)	(857,297)

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follow:

					Total at
	Fixed		Intangible		December 31,
Deferred tax liabilities	assets	Inventories	assets	Other	2010

At beginning of year	(687,120)	(55,225)	(94,728)	(130,022)	(967,095)

Translation differences	(14,378)	(3,880)	(5,314)	6,414	(17,158)
Acquisition of business	(17,092)	426	5,188	—	(11,478)
Deferred tax credit (charge)	36,563	(11,819)	13,693	(45,765)	(7,328)

At end of year	(682,027)	(70,498)	(81,161)	(169,373)	(1,003,059)

					Total at
		Trade			December 31,
Deferred tax assets	Provisions	Receivables	Tax losses (1)	Other	2010

At beginning of year	63,193	7,835	—	38,770	109,798

Translation differences	1,104	383	(1,012)	1,828	2,303
Acquisition of business	—	754	18,556	—	19,310
Income statement credit (charge)	2,329	(1,001)	4,666	299	6,293

At end of year	66,626	7,971	22,210	40,897	137,704

(1)
As of December 31, 2010, the recognized tax losses amount to USD 22,210 and the net unrecognized deferred tax assets amount to USD 22,302. According to the tax law in force in the jurisdictions in which the tax losses are generated, these amounts do not have a certain expiration date.

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.
The amounts shown in the statement of financial position include the following:

	As of December 31,
	2010	2009
Deferred tax assets to be recovered after more than 12 months	82,980	61,916
Deferred tax liabilities to be settled after more than 12 months	(922,136)	(911,289)

	(839,156)	(849,373)

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
24 Other liabilities

	As of December 31,
	2010	2009
(i) Other liabilities — non-current

Termination benefits	4,877	4,114
Pension benefits	166,812	151,562
Related parties (Note 30)	507	1,058
Other	29,116	19,892

Other liabilities — non-current	201,312	176,626

Pension benefits
The amounts recognized in the consolidated statement of financial position are determined as follows:

	Year ended December 31,
	2010	2009
Present value of unfunded obligations	262,366	201,145
Unrecognized prior service costs	(3,694)	(4,120)
Unrecognized actuarial losses	(72,946)	(45,463)
Fair value of plan assets	(18,914)	—

Liability in the statement of financial position	166,812	151,562

The amounts recognized in the consolidated income statement are as follows:

	Year ended December 31,
	2010	2009
Current service cost	4,697	4,594
Interest cost	20,000	17,351
Amortization of prior service costs	634	529
Net actuarial losses recognized in the year	2,656	812

Total included in labor costs	27,987	23,286

Changes in the liability recognized in the consolidated statement of financial position are as follows:

	Year ended December 31,
	2010	2009
At the beginning of the year	151,562	125,700

Transfers, new participants and funding of the plan	(20,412)	(795)
Total expense	27,987	23,286
Translation differences	8,473	4,711
Contributions paid	(798)	(1,340)

At the end of the year	166,812	151,562

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2010	2009
Mexico
Discount rate	8.75%	9.50%
Rate of compensation increase	4.00%	4.00%

	Year ended December 31,
	2010	2009
Argentina
Discount rate	7.00%	7.00%
Rate of compensation increase	2.00%	2.00%

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
24 Other liabilities (continued)

	As of December 31,
	2010	2009
(ii) Other liabilities — current
Payroll and social security payable	88,727	40,656
Termination benefits	6,693	7,663
Related Parties (Note 30)	22,017	4,792
Others	6,173	3,910

Other liabilities — current	123,610	57,021

25 Derivative financial instruments
Net fair values of derivative financial instruments
The net fair values of derivative financial instruments at December 31, 2010 and 2009 were as follows:

	Year ended December 31,
	2010	2009
Contracts with positive fair values:

Foreign exchange contracts	212	1,588

	212	1,588

Contracts with negative fair values:

Interest rate swap contracts	(54,675)	(78,710)
Foreign exchange contracts	(102)	—

	(54,777)	(78,710)

Derivative financial instruments breakdown is as follows:
a) Interest rate contracts
Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its floating-rate debt. As of December 31, 2010, most of the Company’s long-term borrowings were at variable rates.
Ternium Mexico entered into derivative instruments to manage the impact of the floating interest rate changes on its financial debt. The notional amount represents 50% of its total exposure.
On February 23, 2007, Ternium Mexico entered into four interest rate collar agreements that fix the interest rate to be paid over an aggregate notional amount of USD 250 million, in an average range of 4.16% to 6.00%. These agreements are due in September 2011 and March 2012.
On June 18, 2008, Ternium Mexico entered into 4 knock-in swap agreements in an average swap level of 5.22% and a knock-in level of 2.5%. As of December 31, 2010, the notional amount outstanding is USD 645 million. These agreements are due in July 2012 and have been accounted for as cash flow hedges. Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

	Cash flow hedges
	Gross amount	Income Tax	Total
At December 31, 2008	(82,574)	23,121	(59,453)
(Decrease) / Increase	(19,348)	5,417	(13,931)
Reclassification to income statement	55,229	(14,529)	40,700

At December 31, 2009	(46,693)	14,009	(32,684)
(Decrease) / Increase	(19,334)	5,800	(13,534)
Reclassification to income statement	34,063	(10,219)	23,844

At December 31, 2010	(31,964)	9,590	(22,374)

The gross amount of the pre-tax reserve recorded in other comprehensive income at December 31, 2010 (amounting to a loss of USD 32.0 million) is expected to be reclassified to the income statements as follows: USD 19.4 million in 2011, and USD 12.6 million in 2012.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
25 Derivative financial instruments (continued)
On August 13, 2010, Ternium Treasury Services entered into an interest rate swap agreement that floats the interest rate to be paid over an aggregate notional amount of USD 10.1 million, to the equivalent of Fed Funds rate plus 38 bps. This agreement expires in April 2012.
b) Foreign exchange contracts
From time to time, Ternium’s subsidiaries enter into derivative agreements to manage their exposure to currencies other than the USD.
During 2010, Siderar and its subsidiary Prosid Investments have entered into several forward agreements to manage the exchange rate exposure generated by Siderar’s sales in EUR. The notional amount hedged as of December 31, 2010 was EUR 3.3 million with an average forward price of 1.39 USD per EUR.
Beginning in August 2010, Ternium Treasury Services entered into a cross currency swap agreement over an aggregate notional amount of EUR 5.0 million, at an exchange rate of 1.32 USD per EUR, to manage its exposure to investments in Euros. This agreement is due in November 18, 2011.
Furthermore, during 2010, Ternium International Costa Rica and Ternium Guatemala, subsidiaries of Ternium Mexico, have been hedging their exposure denominated in their local currencies through non-deliverable forward agreements. As of December 31, 2010, the agreements aggregate notional amount were CRC 4.1 billion at an exchange rate of 514 CRC per USD and GTQ 49 million at an exchange rate of 8.12 GTQ per USD.
The net fair values of the exchange rate derivative contracts as of December 31, 2010 and December 31, 2009 were as follows:

			Fair Value at December 31,
Currencies	Contract	Notional amount	2010	2009
USD/EUR	Forward	3,300 EUR	212	177
USD/EUR	Cross Currency Swap	5,000 EUR	(52)	—
CRC/USD	ND Forward	4,113,280 CRC	8	—
GTQ/USD	ND Forward	48,711 GTQ	(57)
MXN/USD	Forward	—	—	773
ARS/USD	ND Forward	—	—	638

			111	1,588

None of the foreign exchange contracts described above were accounted for as cash flow hedges.
USD: US dollars; ARS: Argentine pesos; BRL: Brazilian reales; MXN: Mexican pesos; COP: Colombian pesos; GTQ: Guatemalan quetzales; CRC: Costa Rican colon.
26 Borrowings

	Year ended December 31,
	2010	2009
(i) Non-current
Bank borrowings	1,429,278	1,794,149
Less: debt issue costs	(2,704)	(6,945)

	1,426,574	1,787,204

(ii) Current
Bank borrowings	517,718	543,940
Less: debt issue costs	(4,635)	(4,415)

	513,083	539,525

Total Borrowings	1,939,657	2,326,729

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
26 Borrowings (continued)
The maturity of borrowings is as follows:

	Expected Maturity Date
			2013 and	At December 31, (1)
	2011	2012	thereafter	2010	2009
Fixed Rate	14,206	—	—	14,206	15,595
Floating Rate	498,877	1,289,445	137,129	1,925,451	2,311,134

Total	513,083	1,289,445	137,129	1,939,657	2,326,729

(1)
As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs every 3 to 6 months, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately.

The weighted average interest rates — which incorporate instruments denominated mainly in US dollars and which also include the effect of derivative financial instruments- at year end were as follows:

	December 31,
	2010	2009
Bank borrowings	3.29%	3.04%
The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2010 and 2009, respectively.
Breakdown of borrowings by currency is as follows:

		December 31,
Currency	Interest rates	2010	2009
USD	Floating	1,786,928	2,311,134
USD	Fixed	—	3,971
ARS	Fixed	312	11,624
BRL	Floating	12,725	—
GTQ	Fixed	10,148	—
COP	Floating	125,798	—
COP	Fixed	3,746	—

Total Borrowings		1,939,657	2,326,729

USD: US dollars; ARS: Argentine pesos; BRL: Brazilian reales; MXN: Mexican pesos; COP: Colombian pesos; GTQ: Guatemalan quetzales

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
27 Contingencies, commitments and restrictions on the distribution of profits
Ternium is involved in litigation arising from time to time in the ordinary course of business. The Company recorded a provision for those cases in which there is a probable cash outflow and the outcome can be reliably estimated. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation would be material to Ternium’s consolidated financial position, results of operations or liquidity.
(i) Tax claims
(a) Siderar. AFIP — Income tax claim for fiscal years 1995 to 1999
The Administración Federal de Ingresos Públicos (“AFIP” — the Argentine tax authority) has challenged the charge to income of certain disbursements that Siderar has treated as expenses necessary to maintain industrial installations, which as such should be deducted in the year in which they take place. The AFIP asserts that these are investments or improvements that must be capitalized and, therefore, it made a jeopardy assessment of income tax due on a nominal tax basis plus fines and interest in fiscal years 1995 to 1999 amounting to approximately USD 19.2 million as of December 31, 2010.
The Company appealed these assessments before the National Tax Court, as in the view of its legal and tax advisors, there are reasons that would likely result in a favorable ruling for the Company.
On April 13, 2005 the Company was notified of a ruling issued by the National Tax Court reducing the assessments made by the AFIP for fiscal years 1995 and 1996. The ruling was appealed both by the Company and the AFIP.
On June 10, 2010 the Company was notified of a ruling issued by the Court of Appeals in federal administrative law which mainly resulted in favor of the Company. The ruling was appealed both by the Company and the AFIP.
Based on the above, the Company recognized a provision amounting to USD 2.1 million as of December 31, 2010 as management considers there could be a potential cash outflow.
(ii) Commitments
The following are Ternium’s main off-balance sheet commitments:
(a) Siderar entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. The amount of this outsourcing agreement totals USD 107.3 million and is due to terminate in 2018.
(b) Siderar, within the investment plan to increase its production capacity, has entered into several commitments to acquire new production equipment for a total consideration of USD 121.5 million.
(c) Siderar is a party to a long-term contract with Air Liquide Argentina S.A. for the operation and maintenance of a separation facility at San Nicolás for a contracted amount of USD 177.2 million as of December 31, 2010, which is due to terminate in 2025.
Under the terms of the contract, Siderar is required to take or pay certain minimum daily amounts of oxygen, nitrogen and argon, which amounts are consistent with its production requirements in Argentina. As a result of the severe global crisis that began in 2008 and the uncertainties surrounding the evolution of steel demand in the domestic and global markets, the parties engaged in discussions for the renegotiation of the contract. In February 2011, Siderar and Air Liquide Argentina reached agreement on the terms of the renegotiation. As a result of such negotiations, the payment and supply obligations of the parties under the long-term contract were suspended through March 31, 2012, and Siderar agreed to purchase from Air Liquide Argentine certain equipment for an aggregate amount of approximately US$22.3 million. If Siderar were to resume its expansion plan on or prior to March 31, 2012, Air Liquide would be required to repurchase that equipment at the same price, and the payments and supply obligations under the contract would be reinstated; otherwise, the contract and all rights and obligations thereunder would terminate automatically on March 31, 2012, and Siderar would be required to pay to Air Liquide Argentina an aggregate amount currently estimated at US$12 million.
(d) Siderar assumed fixed commitments for the purchase of raw materials for a total amount of USD 643.3 million, which include purchases of certain raw materials at prices that are USD 21.6 million higher than market prices at the end of the period. The Company records the actual cost incurred for the purchase of such raw materials and does not recognize any anticipated losses, as sales prices of finished goods are expected to exceed production cost.
(e) The production process of Ternium Mexico’s (former Hylsa’s plants) requires a large amount of electricity. On December 20, 2000, Hylsa entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of the Spanish Company Iberdrola Energía, S.A., for the supply to four of Mexico’s plants of a contracted electrical demand of 111.2 MW, for a contracted amount of USD 1.1 billion, which is due to terminate in 2027. There are no penalties if consumption is lower in 30 MW per year. This contract effectively started on April 30, 2002, and currently supplies approximately 27% of Ternium Mexico’s electricity needs.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
27 Contingencies, commitments and restrictions on the distribution of profits (continued)
(f) Ternium Mexico is a party to several long-term operating lease agreements for the rental of machinery, materials handling equipment and computers. There are no due amounts for year 2011. Total loss for lease payments recorded in the year ended December 31, 2010 accounts for USD 0.7 million.
(g) Several Ternium Mexico’s subsidiaries which have facilities throughout the Mexican territory are parties to a long term energy purchase agreement for approximately 90 MW of electricity as purchased capacity with Tractebel Energía de Monterrey, S. de R.L. de C.V., distributed among each plant defined as a capacity user. Each capacity user is committed to pay Tractebel for the purchased capacity and for the net energy delivered. Ternium Mexico is required to provide its best estimate of its expected nomination for capacity and energy under the specific limits and timelines. The monthly payments are calculated considering the capacity charges, energy charges, back-up power charges, and transmission charges, less any steam credits. The contracted amount is of USD 257 million and the contract will terminate in 2018.
(h) Grupo Imsa (now Ternium Mexico), together with Grupo Marcegaglia, Duferco International and Donkuk Steel were parties to a ten-year steel slab off-take framework agreement with Corus UK Limited (now Tata Steel UK Limited) dated as of December 16, 2004, which was supplemented by bilateral off-take agreements. Under the agreements, the off-takers could be required, in the aggregate, to purchase approximately 78% of the steel slab production of Corus’ Teeside facility in the North East of England, and Grupo Imsa’s share was 15.38%, or approximately 0.5 million tons per year, of the total production.
In addition, the offtakers were required to make, in the aggregate and according to their respective pro rata shares, significant payments to Corus to finance capital expenditures. In December 2007, all of Grupo Imsa’s rights and obligations under this contract were assigned to Ternium Procurement S.A. (formerly known as Alvory S.A.).
On April 7, 2009, Ternium Procurement S.A., together with the other off-takers, declared the early termination of the off-take framework agreement and their respective off-take agreements with Corus pursuant to a provision allowing the off-takers to terminate the agreements upon the occurrence of certain events specified in the off-take framework agreement. Corus initially denied the occurrence of the alleged termination event, stated that it would pursue specific performance and initiated an arbitration proceeding against the off-takers and Ternium Mexico (as guarantor of Ternium Procurement’s obligation) seeking damages arising out of the alleged wrongful termination of the off-take agreements, which damages Corus did not quantify but stated would exceed the USD 150 million (approximately USD 29.7 million in the case of Ternium Procurement), the maximum aggregate cap on liability that the off-takers understand would have under the off-take framework agreement (a limitation that Corus disputed). In addition, Corus threatened to submit to arbitration further claims in tort against the off-takers, and also threatened to submit such claims against certain third parties to such agreements, including the Company. The off-takers and Ternium Mexico, in turn, denied Corus’ claims and brought counterclaims against Corus which, in the aggregate, would also be greater than USD 150 million.
On May 12, 2009, Corus, by a letter from its lawyers, alleged that the off-takers’ termination notice amounted to a repudiatory breach of the agreements and stated that it accepted that the agreements had come to an end and that it would no longer pursue a claim for specific performance in the arbitration; the claim for damages, for all losses caused by the alleged off-takers’ wrongful repudiation of the agreements, however, would be maintained. On July 9, 2009, Corus submitted an amended request for arbitration adding tortious claims against the off-takers and adding to its claims the payment of punitive or exemplary damages.
On December 21, 2010, the arbitration tribunal issued a partial final award where it held that the off-takers had invalidly terminated the off-take agreements. The tribunal also held that the maximum aggregate USD 150 million liability cap (out of which approximately USD 29.7 million corresponds to Ternium Procurement) provided in the off-take framework agreement applied to all of Corus’s claims against the off-takers, including tort as well as contract claims. At the date hereof, all other issues in this arbitration proceeding, including damages and costs awards and off-takers’ counterclaims, are pending determination. As of the date hereof, Ternium believes that Ternium Procurement’s liability in connection with this matter (which in no event may exceed the amount of the cap) cannot be reasonably estimated.
At the time of obtaining control over Grupo Imsa in 2007, the Company valued the intangible asset related to this contract at USD 29.7 million. As of March 31, 2009, the Company recorded an impairment of the remaining value of this intangible asset for a total amount of USD 27.0 million, as the value of such intangible asset was not representative of market conditions at that time.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
27 Contingencies, commitments and restrictions on the distribution of profits (continued)
(iii) Restrictions on the distribution of profits
Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve has reached an amount equal to 10% of the share capital. At December 31, 2010, this reserve reached the above-mentioned threshold.
As of December 31, 2010, Ternium may pay dividends up to USD 6.3 billion in accordance with Luxembourg law and regulations.
Shareholders’ equity under Luxembourg law and regulations comprises the following captions:

At December 31,
2010
Share capital	2,004,743
Legal reserve	200,474
Distributable reserves	101,437
Non distributable reserves	1,414,122
Accumulated profit at January 1, 2010 (1)	1,535,379
Profit for the year	4,666,555

Total shareholders equity under Luxembourg GAAP	9,922,710

(1)
As a result of the repurchase of its own shares from Usiminas on February 15, 2011 (see note 36 — Subsequent events), the Company is required under applicable Luxembourg law to create a new non-distributable reserve in the amount of USD 150 million.

28 Earnings per share
As of December 31, 2010, the capital was USD 2,004,743,442 represented by 2,004,743,442 shares, each having a nominal value of USD 1.00 each.
For fiscal years 2010, 2009 and 2008, the weighted average of shares outstanding totaled 2,004,743,442 shares.
Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares outstanding during the year.

	2010	2009	2008
Profit from continuing operations attributable to equity holders of the Company	622,076	305,830	544,987
Profit from discontinued operations attributable to equity holders of the Company	—	411,570	170,431
Weighted average number of ordinary shares in issue	2,004,743,442	2,004,743,442	2,004,743,442
Basic and diluted earnings per share from continuing operations attributable to equity holders of the Company (USD per share)	0.31	0.15	0.27
Basic and diluted earnings per share from discontinued operations attributable to equity holders of the Company (USD per share)	—	0.21	0.09
29 Discontinued operations
(i) Sale of non strategic U.S. assets
On February 1, 2008, Ternium, through its subsidiary Imsa Acero S.A. de C.V., completed the sale of its interests in Steelscape Inc., ASC Profiles Inc., Varco Pruden Buildings Inc. and Metl-Span LLC to BlueScope Steel North America Corporation, a subsidiary of BlueScope Steel Limited, for a total consideration of USD 722.7 million on a cash-free and debt-free basis, net of working capital and other adjustments. Direct transaction costs paid by the Company in connection with this sale totaled USD 4.1 million. The Company continues to own Steelscape’s Shreveport, LA plant. Ternium has also retained its pre-engineered metal buildings and insulated steel panels businesses in Mexico. The result of this transaction was a gain of USD 97.5 million, calculated as the net proceeds of the sale less the book value of discontinued net assets and the corresponding tax effect.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
29 Discontinued operations (continued)
(ii) Nationalization of Sidor
On March 31, 2008, Ternium S.A. (the “Company”) controlled approximately 59.7% of Sidor, while Corporación Venezolana de Guayana, or CVG (a Venezuelan governmental entity), and Banco de Desarrollo Económico y Social de Venezuela, or BANDES (a bank owned by the Venezuelan government), held approximately 20.4% of Sidor and certain Sidor employees and former employees held the remaining 19.9% interest.
Further to several threats of nationalization and various adverse interferences with management in preceding years, on April 8, 2008, the Venezuelan government announced its intention to take control over Sidor. On April 29, 2008, the National Assembly of Venezuela passed a resolution declaring that the shares of Sidor, together with all of its assets, were of public and social interest, and authorizing the Venezuelan government to take any action it deemed appropriate in connection with any such assets, including expropriation. Subsequently, Decree Law 6058 of the President of Venezuela dated April 30, 2008, ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises (“empresas del Estado”), with the government owning not less than 60% of their share capital. On July 12, 2008, Venezuela, acting through CVG, assumed operational control and complete responsibility for Sidor’s operations, and Sidor’s board of directors ceased to function. However, negotiations between the Venezuelan government and the Company regarding the terms of the compensation continued over several months, and the Company retained formal title over the Sidor shares during that period.
On May 7, 2009, the Company completed the transfer of its entire 59.7% interest in Sidor to CVG. The Company agreed to receive an aggregate amount of USD 1.97 billion as compensation for its Sidor shares. Of that amount, CVG paid USD 400 million in cash at closing. The balance was divided in two tranches: the first tranche of USD 945 million was scheduled to be paid in six equal quarterly installments beginning in August 2009 until November 2010, while the second tranche would be due in November 2010, subject to quarterly mandatory prepayment events based on the increase of the WTI crude oil price over its May 6, 2009 level. Under the agreements with CVG and Venezuela, in the event of non-compliance by CVG with its payment obligations, the Company reserved the rights and remedies that it had prior to the transfer of the Sidor shares in relation to any claim against Venezuela, subject to certain limitations, including that the Company may not claim an amount exceeding the outstanding balance due from CVG.
CVG made all payments required to be made under the agreements governing the transfer of Sidor to Venezuela except for the final payment due on November 8, 2010. On December 18, 2010, Ternium reached an agreement with CVG, on the rescheduling of the unpaid balance, which amounted to USD 257.4 million. As provided in the refinancing agreement, CVG paid USD 7.0 million to Ternium in January 2011, and CVG is required to pay the remainder in five quarterly installments, beginning on February 15, 2011 and ending on February 15, 2012. The first installment of USD 31.2 million was paid on February 16, 2011. As security for the payment of the outstanding balance, Ternium received, duly endorsed in its favor, promissory notes issued by Energía Argentina S.A. (“Enarsa”) and Compañía Administradora del Mercado Mayorista Eléctrico S.A. (“Cammesa”) (both companies owned by the Argentine government) to PDVSA Petróleo S.A. (a company owned by the Venezuelan government). In addition, Ternium continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law in the event of non-payment of the amounts still owing to it.
The payments so rescheduled bear interest at 6.28% annual rate and, accordingly, the carrying amount of the receivable does not differ significantly from the net present value, at market rates, of the expected cash flows there under.
At December 31, 2010, the carrying amount of the Sidor financial asset (following the receipt of USD 1,721.0 million cash payments up to December 31, 2010) amounted to USD 258.0 million (of which USD 183.4 million were current and USD 74.5 million were non-current).
At December 31, 2009, the carrying amount of the Sidor financial asset (following the receipt of USD 953.6 million cash payments up to December 31, 2009) amounted to USD 964.4 million after application of a 14.36% annual discount rate to adequately reflect, and only for the purpose of recording, the present accounting value of the receivable with CVG. The Company estimated, at May 7, 2009, the 14.36% annual discount rate on the basis of the yield (13.3%) of Venezuelan sovereign debt with maturities similar to that of the receivable held by Ternium against CVG. However, as the Venezuelan sovereign debt with similar maturities was governed by New York law while the receivable with CVG was governed by Venezuelan law, the discount rate was further adjusted to adequately reflect the specific risk of Ternium’s receivable.
At December 31, 2009, the Company recorded a net gain, for accounting purposes, of USD 428.0 million in connection with this transaction which was disclosed within “Income from discontinued operations” in the Income Statement. This result represents the difference between (i) the fair value, for accounting purposes, net of taxes and other transaction costs, of the compensation for the Sidor financial asset (which comprised a USD 400 million cash payment and a receivable against CVG that, at May 7, 2009, had a fair value of USD 1,382.0 million after application of the discount rate stated above, net of taxes and other transaction costs of USD 35.1 million) and (ii) the carrying amount of the Sidor financial asset at March 31, 2009.
In the years ended December 31, 2010 and 2009, the Company recorded gains in the amount of USD 61.0 million and USD 136.0 million, respectively, included in “Interest income — Sidor financial asset” in the Income Statement, representing the accretion income over the receivable held against CVG.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
29 Discontinued operations (continued)
(iii) Analysis of the result of discontinued operations:

	Year ended December 31,
	2010	2009	2008 (1)
Net sales	—	—	467,618
Cost of sales	—	—	(306,744)

Gross profit	—	—	160,874

Selling, general and administrative expenses	—	—	(90,362)
Other operating income (expenses), net	—	—	1,080

Operating income	—	—	71,592

Financial expenses, net	—	—	(15,330)
Loss from Participation Account — Sidor	—	—	(96,525)
Income from Participation Account	—	—	210,205
Equity in (losses) earnings of associated companies	—	—	(150)

Income before income tax	—	—	169,792

Income tax benefit	—	—	41,326

Subtotal	—	—	211,118

Gain form the sale of non strategic U.S. assets — see Note 29 (i)			97,481
Reversal of currency translation adjustment — Sidor	—	—	(151,504)
Gain from the disposal of Sidor (net of income tax)	—	428,023	—

Income from discontinued operations	—	428,023	157,095

(1)	Includes the results of Sidor for the period January 1, 2008 up to March 31, 2008.
(iv) Analysis of cash flows from discontinued operations:

	Year ended December 31,
	2010	2009	2008 (1)
Cash flows from discontinued operating activities
Net income of from discontinued operations	—	428,023	157,095
Adjustments for:
Depreciation and amortization	—	—	50,820
Income tax accruals less payments	—	—	(41,613)
Gain from the sale of non strategic U.S. assets	—	—	(97,481)
Reversal of currency translation adjustment — Sidor	—	—	151,504
Gain from the disposal of Sidor	—	(428,023)
Changes in working capital and others	—	—	107,184

Cash flows from discontinued operating activities	—	—	327,509
Net cash used in discontinued investing activities	—	—	(54,923)
Net cash used in discontinued financing activities	—	—	(30,216)

Net cash flows from discontinued operations	—	—	242,370

(1)	Includes cash flow movements from Sidor for the period January 1, 2008 up to March 31, 2008.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
30 Related party transactions
At December 31, 2010, Techint Holdings S.à.r.l. (formerly known as III Industrial Investments Inc.), a Cayman Islands company (“Techint”) owned 60.64% of the Company’s share capital and Tenaris held 11.46%, of the Company’s share capital. As of December 31, 2010, each of Techint and Tenaris were controlled by San Faustin N.V., a Netherland Antilles company (“San Faustin”); Rocca & Partners S.A. (“R&P”) controlled a significant portion of the voting power of San Faustin and had the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustin, such as the election of directors, the approval of certain corporate transactions and other matters concerning its policies; and there were no controlling shareholders for R&P.
Prior to the date of issuance of these financial statements, the Company was informed by Techint that there had been a reorganization in the chain of ownership of the Company pursuant to which the Company’s direct and indirect controlling shareholders had been redomiciled to Europe. The Company was further informed that this reorganization does not involve any change in the control of the Company. Based on the information received:
•	Techint transferred its domicile from the Cayman Islands to Luxembourg;

•	San Faustin also transferred its domicile from Curacao to Luxembourg and changed its name to “San Faustin S.A.” and

•
In connection with the redomiciliation of San Faustin into Luxembourg, R&P organized a Dutch private foundation (Stichting) under the name of Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”). As of the date hereof, RP STAK holds shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

For commitments with Related Parties see Note 27.
The following transactions were carried out with related parties:

	Year ended December 31,
	2010	2009	2008
(i) Transactions

(a) Sales of goods and services
Sales of goods to other related parties	172,337	40,915	109,036
Sales of services to associated parties	65	76	43
Sales of services to other related parties	1,763	562	1,101

	174,615	41,553	110,180

(b) Purchases of goods and services
Purchases of goods from other related parties	49,735	34,834	61,127
Purchases of services from associated parties	38,939	31,403	32,796
Purchases of services from other related parties	114,377	91,404	172,708

	203,051	157,641	266,631

(c) Financial results
Income with associated parties	78	581	906
Income with other related parties	—	118	—
Expenses with other related parties	—	(29)	—

	78	670	906

(d) Dividends

Dividends received from associated parties	302	—	—

	At December 31,
	2010	2009
(ii) Year-end balances

a) Arising from sales/purchases of goods/services and other transactions
Receivables from associated parties	368	329
Receivables from other related parties	11,424	13,128
Advances to suppliers with other related parties	2,101	15,687
Payables to associated parties	(1,953)	(1,775)
Payables to other related parties	(42,048)	(16,541)

	(30,108)	10,828

(b) Other investments
Time deposit	18,086	16,161

	18,086	16,161

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
30 Related party transactions (continued)
(iii) Officers and Directors’ compensation
During the year ended December 31, 2010 the cash compensation of Officers and Directors amounted to USD 11,144. In addition, Officers received 763 thousand Units for a total amount of USD 2,238 in connection with the incentive retention program mentioned in note 4 (n) (3).
31 Joint Venture in Mexico
On October 4, 2010, Ternium and Nippon Steel Corporation signed a definitive agreement to form a joint venture in Mexico for the manufacturing and sale of hot-dip galvanized and galvannealed steel sheets to serve the Mexican automobile market. The joint venture company was established in November 2010 and operates under the name of Tenigal, S.R.L. de C.V. Ternium and Nippon Steel hold 51% and 49% participations in Tenigal, respectively.
Tenigal plans to build a hot-dip galvanizing plant in the vicinity of Monterrey City (equivalent to the state-of-the-art equipment now in operation at Nippon Steel’s steelworks in Japan) with a production capacity of 400,000 metric tons per year. Ternium expects that construction of the facility would require a total investment of approximately USD 350 million. The plant is currently expected to commence production of high-grade and high-quality galvanized and galvannealed automotive steel sheets, including outer-panel and high-strength qualities, in 2013. Tenigal is expected to serve the requirements of the growing automotive industry in Mexico, including those of the Japanese car makers.
In addition, Ternium Mexico plans to construct new pickling, cold-rolling, annealing and tempering lines at the same site. Part of the output from these lines will be used to supply the Tenigal plant. Ternium expects that construction of these lines would require a total investments of approximately USD 700 million.
32 Other required disclosures
(a) Statement of comprehensive income

	Cash flow hedges			Currency
	Gross			translation
	amount	Income Tax	Total	adjustment
At December 31, 2008	(82,574)	23,121	(59,453)	(621,450)
Increase / (Decrease)	(19,348)	5,417	(13,931)	(93,922)
Reclassification to income statement	55,229	(14,529)	40,700	—

At December 31, 2009	(46,693)	14,009	(32,684)	(715,372)
Increase / (Decrease)	(19,334)	5,800	(13,534)	35,915
Reclassification to income statement	34,063	(10,219)	23,844	—

At December 31, 2010	(31,964)	9,590	(22,374)	(679,457)

(b) Statement of cash flows

	At December 31,
	2010	2009	2008
(i) Changes in working capital (1)

Inventories	(497,430)	429,122	(821,713)
Receivables and others	30,052	115,252	(35,031)
Trade receivables	(179,308)	193,677	(22,535)
Other liabilities	63,062	(67,778)	20,412
Trade payables	135,651	(35,094)	(212,605)

	(447,973)	635,179	(1,071,472)

(ii) Income tax accrual less payments
Tax accrued (Note 11)	406,657	91,314	162,704
Taxes paid	(179,837)	(140,656)	(251,215)

	226,820	(49,342)	(88,511)

(iii) Interest accruals less payments
Interest accrued	70,771	105,655	138,979
Interest paid	(70,830)	(94,949)	(223,130)

	(59)	10,706	(84,151)

(1)	Changes in working capital are shown net of the effect of exchange rate changes.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
33 Recently issued accounting pronouncements
(i) Improvements to International Financial Reporting Standards
In May 2010, the IASB issued “Improvements to International Financial Reporting Standards” by which it amended several international accounting and financial reporting standards.
The effective date of each amendment is included in the IFRS affected.
The Company’s management estimates that the application of these improvements will not have a material effect on the Company’s financial condition or results of operations.
(ii) Amendments to IFRS 7, “Financial Instruments: Disclosures”
In October 2010, the IASB amended International Financial Reporting Standard 7 “Financial Instruments- Disclosures”. The amendment requires disclosures to help users of financial statements evaluate the risk exposures relating to transfers of financial assets that are not derecognised and the effect of those risks on an entity’s financial position.
Entities shall apply these amendments for annual periods beginning on or after 1 July 2011. Earlier application is permitted.
The Company’s management estimates that the application of this amendment will not have a material effect on the Company’s financial condition or results of operations.
34 Financial risk management
1) Financial risk factors
Ternium’s activities expose the Company to a variety of risks: market risk (including the effects of changes in foreign currency exchange rates, interest rates and commodities prices), credit risk and liquidity risk.
Ternium’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance. Ternium’s subsidiaries may use derivative financial instruments to hedge certain risk exposures.
1.1) Market Risk
(i) Foreign exchange rate risk
Ternium operates and sells its products in different countries, and as a result is exposed to foreign exchange rate volatility. In addition, the Company entered into several borrowings that contain covenants providing for the compliance with certain financial ratios, including ratios measured in currencies other that the U.S. dollar. This situation exposes Ternium to a risk of non-compliance derived from volatility in foreign exchange rates. Ternium’s subsidiaries may use derivative contracts in order to hedge their exposure to exchange rate risk derived from their trade and financial operations.
Ternium general policy is to minimize the negative impact of fluctuations in the value of other currencies with respect to the U.S. dollar. Ternium’s subsidiaries monitor their net operating cash flows in currencies other than the U.S. dollar, and analyze potential hedging according to market conditions. These hedging can be carried out by netting operational positions or by financial derivatives. However, regulatory or legal restrictions in the countries in which Ternium’s subsidiaries operate, could limit the possibility of the Company carrying out its hedging policy.
Ternium has foreign operations, whose net assets are exposed to foreign currency translation risk, some of which may impact net income. The fact that some subsidiaries have measurement currencies other than the U.S. dollar may, at times, distort the results of the hedging efforts as reported under IFRS.
The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2010. These balances include intercompany positions where the intervening parties have different functional currencies.

USD million	Functional Currency
Exposure to	USD		MXN	ARS	COP
US dollar (USD)	(n/a	)	(1,922.2)	200.1	(48.1)
EU euro (EUR)	(13.9)		(3.8)	8.8	—
Other currencies	—		—	0.4	—

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
34 Financial risk management (continued)
We estimate that if the Argentine peso, Mexican peso and Colombian peso had weakened by 1% against the US dollar with all other variables held constant, total pre-tax income for the year would have been USD 17.2 million lower (USD 19.6 million lower as of December 31, 2009), as a result of foreign exchange gains/losses on translation of US dollar-denominated financial position, mainly trade receivables, borrowings and trade payables. This effect would have been offset by the change in the currency translation adjustment recorded in equity.
Considering the same variation of the currencies against the US dollar of all net investments in foreign operations amounting to USD 3.9 billion, the currency translation adjustment included in total equity would have been USD 38.8 million lower (USD 32.5 million lower as of December 31, 2009), arising from the adjustment on translation of the equity related to the Mexican peso, the Argentine peso and the Colombian peso.
(ii) Interest rate risk
Ternium manages its exposure to interest rate volatility through its financing alternatives and hedging instruments. Borrowings issued at variable rates expose the Company to the risk of increased interest expense in the event of a raise in market interest rates, while borrowings issued at fixed rates expose the Company to a variation in its fair value. The Company’s interest-rate risk mainly arises from long-term borrowings that bear variable-rate interest that is partially fixed through different derivative transactions, such as swaps and structures with options. The Company’s general policy is to maintain a balance between instruments exposed to fixed and variable rates; which can be modified according to long term market conditions.
Ternium’s nominal weighted average interest rate for its debt instruments —which also includes the effect of derivative financial instruments- was 3.29% and 3.04% for 2010 and 2009, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument as of December 31, 2010 and 2009, respectively.
Ternium’s total variable interest rate debt amounted to USD 1,925 million (99.3% of total borrowings) at December 31, 2010 and USD 2,311 million (99.4 % of total borrowings) at December 31, 2009.
If interest rates on the aggregate average notional of US dollar denominated borrowings held during 2010, excluding borrowings with derivatives contracts mentioned in Note 25(a), had been 100 basis points higher with all other variables held constant, total pre-tax income for the year ended December 31, 2010 would have been USD 10.3 million lower (USD 7.6 million lower as of December 31, 2009).
(iii) Commodity price risk
In the ordinary course of its operations, Ternium purchases raw materials (such as iron ore, coal and slabs) and other commodities (including electricity and gas). Commodity prices are generally volatile as a result of several factors, including those affecting supply and demand, political, social and economic conditions, and other circumstances. Ternium monitors its exposure to commodity price volatility on a regular basis and applies customary commodity price risk management strategies. For further information on long-term commitments, see note 27(ii).
1.2) Credit risk
Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Ternium’s subsidiaries have credit guidelines in place to ensure that derivative and treasury counterparties are limited to high credit quality financial institutions.
Ternium has no significant concentrations of credit risk from customers. No single customer accounts for more than five percent of Ternium’s sales. Ternium’s subsidiaries have policies in place to ensure that sales are made to customers with an appropriate credit history, and that credit insurances, letters of credit or other instruments are requested to reduce credit risk whenever deemed necessary. The subsidiaries maintain allowances for potential credit losses. The utilization of credit limits is regularly monitored.
Trade and other receivables are carried at face value less allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value. The other receivables do not contain significant impaired assets.
As of December 31, 2010, trade receivables total USD 663.5 million. These trade receivables are collateralized by guarantees under letter of credit and other bank guarantees of USD 15.3 million, credit insurance of USD 375.5 million and other guarantees of USD 18.9 million.
As of December 31, 2010, trade receivables of USD 594.6 million were fully performing.
As of December 31, 2010, trade receivables of USD 55.7 million were past due. These trade receivables as of December 31, 2010, are past due less than 3 months.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
34 Financial risk management (continued)
The amount of the allowance for doubtful accounts was USD 17.2 million as of December 31, 2010.
The carrying amounts of the Company’s trade and other receivables as of December 31, 2010, are denominated in the following currencies:

Currency	USD million
US dollar (USD)	387.9
EU euro (EUR)	14.1
Argentine peso (ARS)	34.2
Mexican peso (MXN)	307.1
Colombian peso (COP)	71.0
Other currencies	0.2

814.5

1.3) Liquidity risk
Management maintains sufficient cash and marketable securities and credit facilities to finance normal operations.
Management monitors rolling forecasts of the group’s liquidity reserve on the basis of expected cash flow.
The Company has not negotiated additional credit facilities.
The table below analyses financial liabilities into relevant maturity groups based on the remaining period at the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

USD million	2011	2012	2013	2014	Thereafter
Borrowings	513.0	1,289.4	12.7	24.9	99.5
Interests to be accrued (1)	26.6	17.6	9.5	7.5	9.5
Trade payables and other liabilities	569.9	0.5	—	—	—
Derivatives financial instruments	35.9	19.0	—	—	—

Total	1,145.4	1,326.5	22.2	32.4	109.0

(1)	These amounts do not include the effect of derivative financial instruments.
As of December 31, 2010 total cash and cash equivalents and other current investments less borrowings amounted to USD 688.2 million.
1.4) Capital risk
Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.22 and 0.27 as of December 31, 2010 and 2009, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.
2) Financial instruments by category and fair value hierarchy level
The accounting policies for financial instruments have been applied to the line items below. According to the scope and definitions set out in IFRS 7 and IAS 32, employers’ rights and obligations under employee benefit plans, and non financial assets and liabilities such as advanced payments and income tax payables, are not included.

		Assets at fair
At December 31, 2010	Loans and	value through
(in USD thousands)	receivables	profit and loss	Total

(i) Assets as per statement of financial position
Receivables	38,693	—	38,693
Derivative financial instruments	—	212	212
Trade receivables	663,502	—	663,502
Other investments	23,864	859,849	883,713
Cash and cash equivalents	113,342	1,666,073	1,779,416

Total	839,401	2,526,134	3,365,536

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
34 Financial risk management (continued)

		Other
At December 31, 2010		financial
(in USD thousands)	Derivatives	liabilities	Total

(ii) Liabilities as per statement of financial position
Other liabilities	—	28,682	28,682
Trade payables	—	541,709	541,709
Derivative financial instruments	54,777		54,777
Borrowings	—	1,939,657	1,939,657

Total	54,777	2,510,048	2,564,825

Trade payables, borrowings and other liabilities are carried at amortized cost. These amounts do not differ significantly from fair value.
Fair Value by Hierarchy
Following the requirements contained in paragraph 27B of IFRS 7, Ternium categorizes each class of financial instrument measured at fair value in the statement of financial position into three levels, depending on the significance of the judgment associated with the inputs used in making the fair value measurements. Level 1 comprises financial assets and financial liabilities whose fair values have been determined on the basis of quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 includes financial assets and financial liabilities for which fair values have been estimated using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). Level 3 comprises financial instruments for which inputs to estimate fair value of the assets or liabilities are not based on observable market data (unobservable inputs).

	Fair value measurement at December 31, 2010
	(in USD thousand):
Description	Total	Level 1	Level 2	Level 3

Financial assets at fair value through profit or loss
Cash and cash equivalents	1,666,073	1,531,082	134,991	—
Other investments	859,849	811,824	48,025	—
Derivatives financial instruments	212	—	212	—

Total assets	2,526,134	2,342,906	183,228	—

Financial liabilities at fair value through profit or loss
Derivatives financial instruments	54,777	—	54,777	—

Total liabilities	54,777	—	54,777	—

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy.
3) Accounting for derivative financial instruments and hedging activities
Derivative financial instruments are initially recognized in the statement of financial position at cost and subsequently measured at fair value. Changes in fair value are disclosed under “Other financial income (expenses), net” line item in the income statement. Ternium does not hedge its net investments in foreign entities.
Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized within other comprehensive income. Amounts accumulated in other comprehensive income are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected on the statement of financial position.
For transactions designated and qualifying for hedge accounting, Ternium documents at inception the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. At December 31, 2010, the effective portion of designated cash flow hedges amounts to USD 22.4 million (net of taxes for USD 9.6 million) and is included as “Cash flow hedges” line item in the statement of comprehensive income.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
34 Financial risk management (continued)
The fair values of various derivative instruments used for hedging purposes are disclosed in Note 25. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.
Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.
4) Fair value estimation
The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.
For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the Company uses the market value less any estimated credit adjustments. For other investments, including the trust fund, the Company uses quoted market prices.
As most borrowings include variable rates or fixed rates that approximate market rates and the contractual re-pricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.
In assessing the fair value of derivatives and other financial instruments, Ternium uses a variety of methods, including, but not limited to, estimated discounted value of future cash flows using assumptions based on market conditions existing at each year end.
35 Auditor’s fees
Total fees accrued for professional services rendered by PricewaterhouseCoopers to Ternium S.A. and its subsidiaries during the year ended December 31, 2010 amounted to USD 3,144, including USD 2,457 for audit services, USD 449 for audit-related services, USD 232 for tax services and USD 6 for all other services.
36 Subsequent events — Repurchase of Shares from Usiminas concurrently with secondary public offering
On January 31, 2011, Ternium entered into a transaction and registration rights agreement with its 14.3% shareholder Usinas Siderúrgicas de Minas Gerais S.A. — Usiminas (“Usiminas”) and Techint. The transaction and registration rights agreement provided, among other things, for a SEC-registered underwritten public offering of up to all of Ternium shares held by Usiminas (less the number of shares that Ternium and Techint agreed to purchase as discussed below) in the form of ADSs listed on the New York Stock Exchange. Neither Ternium nor Techint offered to sell any Ternium shares or ADSs in the public offering.
On February 9, 2011, Ternium and Techint, following the pricing of the underwritten public offering mentioned above, entered into purchase agreements with Usiminas relating to their concurrent purchase transactions of Ternium shares. Under these agreements, on February 15, 2011, Ternium and Techint purchased from Usiminas 41,666,666 and 27,777,780 Ternium shares for a total consideration of USD 150 million and USD 100 million, respectively. In connection with its repurchase of shares from Usiminas, Ternium collected a USD 10.2 million fee and was reimbursed of all expenses relating to the offering and concurrent purchase.
Following consummation of these transactions, Techint owns directly 62.02% of the Company’s share capital and Tenaris holds 11.46% of the Company’s share capital and Usiminas will no longer own any Ternium shares. In addition, the two members of Ternium’s board of directors nominated by Usiminas resigned from the Ternium board.
Pablo Brizzio
Chief Financial Officer